UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

Summary

Registration data

General information	1
Address	3
Marketable securities	4
Auditor	5
Share registrer	5
Investor Relations Officer or equivalent	6
Shareholders’ Department	7

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

1 - General information

Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brasil
Country in which the
marketable securities
are held in custody:	Brasil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding ( Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

1

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which issuer discloses its information:	Name of paper Jornal in which issuer discloses its information	FU
	Valor Econômico	SP

2

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

3

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado	9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

4

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

4 - AUDITOR INFORMATION

Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

5 – SHARE REGISTRAR

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

5

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

6 – INVESTOR RELATIONS OFFICER

NAME:	Lorival Nogueira Luz Junior
Director of Investor Relations
CPF/CNPJ:	678.741.266-53

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br.

Start date of activity:	03/21/2011
End date of activity:

6

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

7 – SHAREHOLDERS’ DEPARTMENT

Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

7

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
Parent Company Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Cash Flow Statements	5
Statement of Changes in Shareholders´ Equity
01/01/2012 to 06/30/2012	6
01/01/2011 to 06/30/2011	6
Statements of Added Value	7
Consolidated Financial Statements
Balance Sheet Assets	8
Balance Sheet Liabilities	9
Income Statement	10
Statement of Comprehensive Income	11
Cash Flow Statements	12
Statement of Changes in Shareholders’ Equity
01/01/2012 to 06/30/2012	13
01/01/2011 to 06/30/2011	13
Statements of Added Value	14
Comments on Performance	15
Notes to Financial Statements	23
Other relevant information	90
Reports
Independent Auditors’ Report Unqualified	95

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 06/30/2012
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
AGM	04/12/2012	Dividend	04/27/12	ON (Common shares)		0.78821
AGM	08/06/2012	Dividend		ON (Common shares)		0.66534

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
1	Total assets	7,540,586	7,607,793
1.01	Current assets	828,164	764,388
1.01.01	Cash and cash equivalents	43,974	549,189
1.01.02	Financial Investments	28,060	45,668
1.01.02.02	Financial Investments at amortized cost	28,060	45,668
1.01.02.02.01	Held for trade	28,060	45,668
1.01.06	Recoverable taxes	63,329	40,783
1.01.06.01	Current Recoverable taxes	63,329	40,783
1.01.08	Other current assets	692,801	128,748
1.01.08.03	Others	692,801	128,748
1.01.08.03.01	Other Credits	2,684	2,833
1.01.08.03.02	Dividends and interest on shareholders’ equity	689,724	125,913
1.01.08.03.03	Derivative	393	2
1.02	Noncurrent assets	6,712,422	6,843,405
1.02.01	Noncurrent assets	217,348	228,060
1.02.01.02	Financial Investments at amortized cost	0	2,854
1.02.01.02.01	Held to maturity	0	2,854
1.02.01.06	Deferred taxes	184,911	193,874
1.02.01.06.02	Deferred taxes credits	184,911	193,874
1.02.01.08	Related parties	4,317	2,610
1.02.01.08.02	Subsidiaries	4,317	2,610
1.02.01.09	Other noncurrent assets	28,120	28,722
1.02.01.09.03	Escrow deposits	12,156	11,744
1.02.01.09.05	Derivatives	264	0
1.02.01.09.06	Other credits	15,700	16,978
1.02.02	Investments	6,494,600	6,614,915
1.02.02.01	Permanent equity interests	6,494,600	6,614,915
1.02.02.01.02	Investments in subsidiares	6,494,600	6,614,915
1.02.03	Property, plant and equipment	378	312
1.02.04	Intangible assets	96	118

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2	Total liabilities	7,540,586	7,607,793
2.01	Current liabilities	229,307	200,258
2.01.01	Social and Labor Obligations	20	7
2.01.01.02	Labor Obligations	20	7
2.01.01.02.01	Estimated Labor Obligation	20	7
2.01.02	Suppliers	1,648	1,618
2.01.02.01	National Suppliers	1,648	1,618
2.01.03	Tax Obligations	31,019	197
2.01.03.01	Federal Tax Obligations	31,019	197
2.01.03.01.02	Others	31,019	197
2.01.04	Loans and financing	163,258	166,403
2.01.04.02	Debentures	163,258	166,403
2.01.04.02.01	Interest on debentures	13,258	16,403
2.01.04.02.02	Debentures	150,000	150,000
2.01.05	Other Current liabilities	33,362	32,033
2.01.05.02	Others	33,362	32,033
2.01.05.02.01	Dividends and interest on shareholders´ equity	15,946	15,575
2.01.05.02.05	Other payable	17,416	16,458
2.02	Noncurrent liabilities	339,985	340,378
2.02.01	Loans and financing	300,000	300,000
2.02.01.02	Debentures	300,000	300,000
2.02.02	Other Noncurrent liabilities	27,876	28,665
2.02.02.02	Others	27,876	28,665
2.02.02.02.03	Derivatives	0	24
2.02.02.02.04	Other payable	27,876	28,641
2.02.04	Provisons	12,109	11,713
2.02.04.01	Civil, Labor, Social and Tax Provisions	12,109	11,713
2.02.04.01.01	Tax Provisions	12,109	11,713
2.03	Shareholders’ equity	6,971,294	7,067,157
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	226,951	229,955
2.03.04	Profit reserves	495,185	1,253,655
2.03.04.01	Legal reserves	495,185	495,185
2.03.04.08	Additional Proposed dividend	0	758,470
2.03.05	Retained earnings	656,747	0
2.03.06	Other Comprehensive Income	798,987	790,123
2.03.06.01	Other Comprehensive Income	798,987	790,123

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current year Second quarter 04/01/2012 to 06/30/2012	Current year YTD 01/01/2012 to 06/30/2012	Previous year Second quarter 04/01/2011 to 06/30/2011	Previous year YTD 01/01/2011 to 06/30/2011
3.01	Net revenues	21	22	1	2
3.03	Operating income	21	22	1	2
3.04	Operating income (expense)	270,096	676,629	324,811	788,413
3.04.02	General and administrative	-5,762	-11,827	-9,942	-16,140
3.04.05	Other	-34,145	-68,258	-36,297	-72,593
3.04.06	Equity income	310,003	756,714	371,050	877,146
3.05	Income before financial income and taxes	270,117	676,651	324,812	788,415
3.06	Financial income / expense	-10,999	-6,458	-15,894	-19,757
3.06.01	Financial income	-938	15,476	-2,232	7,024
3.06.02	Financial expense	-10,061	-21,934	-13,662	-26,781
3.07	Income before taxes	259,118	670,193	308,918	768,658
3.08	Income tax and social contribution	-29,784	-29,954	-20,988	-20,949
3.08.01	Current	-20,991	-20,991	-14,749	-14,749
3.08.02	Deferred	-8,793	-8,963	-6,239	-6,200
3.09	Net income from continuing operations	229,334	640,239	287,930	747,709
3.11	Net income	229,334	640,239	287,930	747,709
3.99.01.01	Basic and diluted earnings per share attributable to the holder of the parent equity	0.24000	0.67000	0.30000	0.78000

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current year Second quarter 04/01/2012 to 06/30/2012	Current year YTD 01/01/2012 to 06/30/2012	Previous year Second quarter 04/01/2011 to 06/30/2011	Previous year YTD 01/01/2011 to 06/30/2011
4.01	Net income	229,334	640,239	287,930	747,709
4.02	Other comprehensive income	23,017	23,352	9,508	26,065
4.03	Comprehensive income, net of taxes impact	252,351	663,591	297,438	773,774

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 06/30/2012	YTD previous year 01/01/2011 to 06/30/2011
6.01	Net cash from operating activities	248,283	950,059
6.01.01	Cash generated from operations	-201	-16,921
6.01.01.01	Net income, including income tax and social contribution	670,193	768,655
6.01.01.02	Depreciation and amortization	68,260	72,684
6.01.01.03	Interest and monetary and exchange restatement	18,060	18,886
6.01.01.04	Equity in subsidiaries	-756,714	-877,146
6.01.02	Variation on assets and liabilities	248,484	966,980
6.01.02.01	Dividend and interest on shareholders’ equity received	268,239	981,808
6.01.02.02	Recoverable taxes	-6,254	-762
6.01.02.03	Escrow deposits	-14	-13
6.01.02.04	Other operating assets	1,541	4,304
6.01.02.05	Suppliers	30	1,404
6.01.02.06	Other taxes and social contributions	9,832	9,503
6.01.02.07	Interest on debts (paid)	-24,956	-24,451
6.01.02.08	Income tax and social contribution paid	-140	-200
6.01.02.09	Other operating liabilities	206	-4,613
6.02	Net cash in investing activities	2,582	4,573
6.02.01	Acquisition of property, plant and equipment	-190	0
6.02.02	Financial investments	23,322	22,922
6.02.04	Mutual Operations with Subsidiaries and Affiliates	-1,544	-18,349
6.02.05	Increase in Invested Capital	-19,006	0
6.03	Net cash in financing activities	-756,080	-482,646
6.03.02	Dividend and interest on shareholders’ equity paid	-756,080	-482,646
6.05	Increase (decrease) in cash and cash equivalents	-505,215	471,986
6.05.01	Cash and cash equivalents at beginning of period	549,189	110,958
6.05.02	Cash and cash equivalents at end of period	43,974	582,944

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO JUNE 30, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,956	1,253,655	0	790,123	7,067,158
5.03	Adjusted balance	4,793,424	229,956	1,253,655	0	790,123	7,067,158
5.04	Capital transactions within shareholders	0	-3,005	-758,470	2,020	0	-759,455
5.04.08	Business combinations CPFL Renováveis	0	-3,005	0	0	0	-3,005
5.04.09	Dividend approved	0	0	-758,470	0	0	-758,470
5.04.10	Prescribed dividend	0	0	0	2,020	0	2,020
5.05	Total comprehensive income	0	0	0	654,726	8,865	663,591
5.05.01	Net income / Loss for the period	0	0	0	640,239	0	640,239
5.05.02	Other comprehensive income	0	0	0	14,487	8,865	23,352
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	14,487	8,865	23,352
5.07	Final balance	4,793,424	226,951	495,185	656,746	798,988	6,971,294

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO JUNE 30, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708
5.03	Adjusted balance	4,793,424	16	904,705	0	795,563	6,493,708
5.04	Capital transactions within shareholders	0	0	-486,040	0	0	-486,040
5.04.06	Dividend	0	0	-486,040	0	0	-486,040
5.05	Total comprehensive income	0	0	0	760,744	13,030	773,774
5.05.01	Net income / Loss for the period	0	0	0	747,709	0	747,709
5.05.02	Other comprehensive income	0	0	0	13,035	13,030	26,065
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	13,035	13,030	26,065
5.07	Final balance	4,793,424	16	418,665	760,744	808,593	6,781,442

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 06/30/2012	YTD previous year 01/01/2011 to 06/30/2011
7.01	Revenues	24	2
7.01.01	Sales of goods, products and services	24	2
7.02	Inputs	-5,881	-14,031
7.02.02	Material-Energy-Outsourced services-Other	-3,260	-11,435
7.02.04	Other	-2,621	-2,596
7.03	Gross added value	-5,857	-14,029
7.04	Retentions	-68,260	-72,684
7.04.01	Depreciation and amortization	-33	-89
7.04.02	Other	-68,227	-72,595
7.04.02.01	Intangible concession asset - amortization	-68,227	-72,595
7.05	Net added value generated	-74,117	-86,713
7.06	Added value received in transfer	782,121	893,563
7.06.01	Equity in subsidiaries	756,714	877,145
7.06.02	Financial income	25,407	16,418
7.07	Added Value to be Distributed	708,004	806,850
7.08	Distribution of Added Value	708,004	806,850
7.08.01	Personnel	4,992	1,538
7.08.01.01	Direct Remuneration	2,950	1,538
7.08.01.02	Benefits	1,767	0
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	275	0
7.08.02	Taxes, Fees and Contributions	40,781	30,785
7.08.02.01	Federal	40,777	30,781
7.08.02.02	State	4	4
7.08.03	Remuneration on third parties’ capital	21,992	26,818
7.08.03.01	Interest	21,933	26,772
7.08.03.02	Rental	59	46
7.08.04	Remuneration on own capital	640,239	747,709
7.08.04.03	Profit / loss for the period	640,239	747,709

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
1	Total assets	29,462,327	27,413,057
1.01	Current assets	4,879,642	5,363,055
1.01.01	Cash and cash equivalents	2,014,281	2,699,837
1.01.02	Financial Investments	44,304	47,521
1.01.02.02	Financial Investments at amortized cost	44,304	47,521
1.01.02.02.01	Held for trade	44,304	47,521
1.01.03	Accounts receivable	1,916,634	1,874,280
1.01.03.01	Consumers	1,916,634	1,874,280
1.01.04	Materials and suppliers	53,220	44,872
1.01.06	Recoverable taxes	317,961	277,463
1.01.06.01	Current Recoverable taxes	317,961	277,463
1.01.08	Other current assets	533,242	419,082
1.01.08.03	Other	533,242	419,082
1.01.08.03.01	Other credits	515,660	409,938
1.01.08.03.02	Derivatives	10,840	3,733
1.01.08.03.03	Leases	5,912	4,581
1.01.08.03.04	Dividends and interest on shareholders’ equity	830	830
1.02	Noncurrent assets	24,582,685	22,050,002
1.02.01	Noncurrent assets	5,921,125	4,830,487
1.02.01.02	Financial Investments at amortized cost	159,332	109,964
1.02.01.02.01	Held to maturity	159,332	109,964
1.02.01.03	Accounts receivable	168,510	182,300
1.02.01.03.01	Consumers	168,510	182,300
1.02.01.06	Deferred taxes	1,235,752	1,176,535
1.02.01.06.02	Deferred taxes credits	1,235,752	1,176,535
1.02.01.09	Other noncurrent assets	4,357,531	3,361,688
1.02.01.09.03	Derivatives	449,036	215,642
1.02.01.09.04	Escrow deposits	1,207,658	1,128,616
1.02.01.09.05	Recoverable taxes	221,473	216,715
1.02.01.09.06	Leases	28,244	24,521
1.02.01.09.07	Financial asset of concession	1,995,821	1,376,664
1.02.01.09.08	Private pension fund	3,416	3,416
1.02.01.09.09	Investments in subsidiares	116,654	116,654
1.02.01.09.10	Other credits	335,229	279,460
1.02.03	Property, plant and equipment	9,290,004	8,292,076
1.02.03.01	Fixed assets - in service	8,023,737	7,226,461
1.02.03.03	Fixed assets - in progress	1,266,267	1,065,615
1.02.04	Intangible assets	9,371,556	8,927,439
1.02.04.01	Intangible assets	9,371,556	8,927,439

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2	Total liabilities	29,462,327	27,413,057
2.01	Current liabilities	4,842,313	4,499,437
2.01.01	Social and Labor Obligations	89,349	70,771
2.01.01.02	Labor Obligations	89,349	70,771
2.01.01.02.01	Estimated Labor Obligation	89,349	70,771
2.01.02	Suppliers	1,399,011	1,240,143
2.01.02.01	National Suppliers	1,399,011	1,240,143
2.01.03	Tax Obligations	437,322	483,028
2.01.03.01	Federal Tax Obligations	247,483	182,510
2.01.03.01.01	Income tax and Social Contribution	139,734	90,120
2.01.03.01.02	PIS (Tax on Revenue)	14,446	12,446
2.01.03.01.03	COFINS (Tax on Revenue)	66,101	59,429
2.01.03.01.04	Others	27,202	20,515
2.01.03.02	State Tax Obligations	189,839	300,518
2.01.04	Loans and financing	2,011,149	1,653,053
2.01.04.01	Loans and financing	1,398,810	1,038,316
2.01.04.01.01	Brazilian currency	1,377,310	1,016,068
2.01.04.01.02	Foreign Currency	21,500	22,248
2.01.04.02	Debentures	612,339	614,737
2.01.04.02.01	Debentures	539,798	531,185
2.01.04.02.02	Interest on debentures	72,541	83,552
2.01.05	Other liabilities	905,482	1,052,442
2.01.05.02	Others	905,482	1,052,442
2.01.05.02.01	Dividends and interest on shareholders´ equity	20,892	24,525
2.01.05.02.05	Private pension fund	41,224	40,695
2.01.05.02.06	Regulatory charges	129,581	145,146
2.01.05.02.07	Charge for the use of Public Utilities	28,584	28,738
2.01.05.02.08	Other payable	685,201	813,338
2.02	Noncurrent liabilities	16,143,178	14,361,110
2.02.01	Loans and financing	13,598,070	11,954,734
2.02.01.01	Loans and financing	8,470,139	7,406,082
2.02.01.01.01	Brazilian currency	6,388,300	5,677,756
2.02.01.01.02	Foreign Currency	2,081,839	1,728,326
2.02.01.02	Debentures	5,127,931	4,548,652
2.02.02	Other payable	946,983	1,030,154
2.02.02.02	Other	946,983	1,030,154
2.02.02.02.03	Derivatives	0	24
2.02.02.02.04	Private pension fund	378,720	414,629
2.02.02.02.05	Taxes and Contributions	0	165
2.02.02.02.06	Charge for the use of Public Utilities	447,537	440,926
2.02.02.02.07	Other payable	114,908	174,410
2.02.02.02.08	Suppliers	5,818	0
2.02.03	Deferred taxes	1,241,240	1,038,101
2.02.03.01	Deferred Income tax and Social Contribution	1,241,240	1,038,101
2.02.04	Provisions	356,885	338,121
2.02.04.01	Civil, Labor, Social and Tax Provisions	356,885	338,121
2.02.04.01.01	Tax Provisions	257,495	248,760
2.02.04.01.02	Labor and tax provisions	46,964	43,850
2.02.04.01.04	Civil provisions	49,314	28,484
2.02.04.01.05	Others	3,112	17,027
2.03	Shareholders´ equity - consolidated	8,476,836	8,552,510
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	226,951	229,956
2.03.04	Profit reserves	495,185	1,253,655
2.03.04.01	Legal reserves	495,185	495,185
2.03.04.08	Additional Proposed dividend	0	758,470
2.03.05	Retained earnings	656,747	0
2.03.06	Other comprehensive income	798,987	790,123
2.03.06.01	Other comprehensive income	798,987	790,123
2.03.09	Noncontrolling interest	1,505,542	1,485,352

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current year Second quarter 04/01/2012 to 06/30/2012	Current year YTD 01/01/2012 to 06/30/2012	Previous year Second quarter 04/01/2011 to 06/30/2011	Previous year YTD 01/01/2011 to 06/30/2011
3.01	Net revenues	3,533,449	6,954,437	3,044,857	6,067,641
3.02	Cost of electric energy services	-2,588,245	-4,833,775	-2,104,885	-3,991,110
3.02.01	Cost of electric energy	-1,882,621	-3,548,350	-1,524,451	-2,943,113
3.02.02	Operating cost	-382,262	-692,029	-329,572	-583,369
3.02.03	Services rendered to third parties	-323,362	-593,396	-250,862	-464,628
3.03	Operating income	945,204	2,120,662	939,972	2,076,531
3.04	Operating income (expense)	-317,863	-625,568	-303,082	-585,485
3.04.01	Sales expenses	-99,235	-192,289	-105,131	-178,202
3.04.02	General and administrative	-141,127	-282,505	-141,273	-296,094
3.04.05	Others	-77,501	-150,774	-56,678	-111,189
3.05	Income before financial income and taxes	627,341	1,495,094	636,890	1,491,046
3.06	Financial income / expense	-238,384	-452,932	-182,049	-313,155
3.06.01	Financial income	126,735	270,236	125,524	251,438
3.06.02	Financial expense	-365,119	-723,168	-307,573	-564,593
3.07	Income before taxes	388,957	1,042,162	454,841	1,177,891
3.08	Income tax and social contribution	-155,329	-385,336	-160,758	-417,933
3.08.01	Current	-204,945	-441,574	-156,186	-361,268
3.08.02	Deferred	49,616	56,238	-4,572	-56,665
3.09	Net income from continuing operations	233,628	656,826	294,083	759,958
3.11	Net income	233,628	656,826	294,083	759,958
3.11.01	Net income attributable to controlling shareholders	229,333	640,239	287,929	747,709
3.11.02	Net income attributable to noncontrolling shareholders	4,295	16,587	6,154	12,249

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current year Second quarter 04/01/2012 to 06/30/2012	Current year YTD 01/01/2012 to 06/30/2012	Previous year Second quarter 04/01/2011 to 06/30/2011	Previous year YTD 01/01/2011 to 06/30/2011
4.01	Net income	233,628	656,826	294,083	759,958
4.02	Other comprehensive income	23,018	23,352	9,508	26,065
4.02.01	Gain on financial instruments - financial asset of concession	34,386	35,211	14,405	39,492
4.02.02	Tax on financial instruments - financial asset of concession	-11,368	-11,859	-4,897	-13,427
4.03	Comprehensive income	256,646	680,178	303,591	786,023
4.03.01	Comprehensive income attributtable to controlling shareholders	252,351	663,591	297,437	773,774
4.03.02	Comprehensive income attributable to non controlling shareholders	4,295	16,587	6,154	12,249

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 06/30/2012	YTD previous year 01/01/2011 to 06/30/2011
6.01	Net cash from operating activities	1,029,679	1,176,307
6.01.01	Cash generated from operations	2,153,313	1,988,411
6.01.01.01	Net income, including income tax and social contribution	1,042,162	1,177,891
6.01.01.02	Depreciation and amortization	523,038	388,142
6.01.01.03	Reserve for contingencies	14,602	19,569
6.01.01.04	Interest and monetary and exchange restatement	595,095	432,133
6.01.01.05	Gain on pension plan	-5,040	-44,704
6.01.01.06	Losses on disposal of noncurrent assets	12,048	846
6.01.01.07	Deferred taxes - PIS and COFINS	-20,623	14,534
6.01.01.08	Other	-7,969	0
6.01.02	Variation on assets and liabilities	-1,123,634	-812,104
6.01.02.01	Consumers, Concessionaires and Licensees	-12,336	24,950
6.01.02.02	Recoverable Taxes	-15,117	-16,924
6.01.02.03	Leases	1,820	-2,196
6.01.02.04	Escrow deposits	-44,603	-122,906
6.01.02.05	Other operating assets	-112,325	-119,207
6.01.02.06	Suppliers	144,377	46,566
6.01.02.07	Taxes and social contributions paid	-399,637	-326,941
6.01.02.08	Other taxes and social contributions	-107,576	197
6.01.02.09	Employee Pension Plans	-30,338	-35,485
6.01.02.10	Interest paid on debt	-495,520	-363,467
6.01.02.11	Regulator charges	-14,024	16,204
6.01.02.12	Contingencies	-27,639	0
6.01.02.13	Other operating liabilities	-10,716	87,105
6.02	Net cash in investing activities	-2,068,497	-709,207
6.02.01	Acquisition of property, plant and equipment	-657,717	-297,286
6.02.02	Marketable Securities, Deposits and Escrow Deposits	-51,553	24,580
6.02.03	Leases	-3,360	3,609
6.02.04	Acquisition of intangible assets	-612,146	-440,110
6.02.05	Sale of Non-Current Assets	5,760	0
6.02.07	Acquisition of subsidiaries net of cash acquired	-739,267	0
6.02.08	Other	-10,214	0
6.03	Net cash in financing activities	353,262	2,372,951
6.03.01	Loans, financing and debentures obtained	1,584,053	3,410,792
6.03.02	Payments of Loans, financing and debentures , net of derivatives	-466,072	-547,541
6.03.03	Dividend and interest on shareholders’ equity paid	-764,719	-490,300
6.05	Increase (decrease) in cash and cash equivalents	-685,556	2,840,051
6.05.01	Cash and cash equivalents at beginning of period	2,699,837	1,562,897
6.05.02	Cash and cash equivalents at end of period	2,014,281	4,402,948

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO JUNE 30, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,956	1,253,655	0	790,123	7,067,158	1,485,352	8,552,510
5.03	Adjusted opening balance	4,793,424	229,956	1,253,655	0	790,123	7,067,158	1,485,352	8,552,510
5.04	Capital transactions within shareholders	0	-3,005	-758,470	2,020	0	-759,455	3,338	-756,117
5.04.08	Business combinations CPFL Renováveis	0	-3,005	0	0	0	-3,005	4,481	1,476
5.04.09	Dividend approved	0	0	-758,470	0	0	-758,470	-4,701	-763,171
5.04.10	Prescribed dividend	0	0	0	2,020	0	2,020	0	2,020
5.04.11	Capital Increase Noncontrolling shareholders	0	0	0	0	0	0	3,558	3,558
5.05	Total comprehensive income	0	0	0	640,635	22,956	663,591	16,587	680,178
5.05.01	Net income	0	0	0	640,239	0	640,239	16,587	656,826
5.05.02	Other comprehensive income	0	0	0	396	22,956	23,352	0	23,352
5.05.02.01	Adjustment on financial instruments	0	0	0	396	34,815	35,211	0	35,211
5.05.02.02	Tax on Adjustment on financial instruments	0	0	0	0	-11,859	-11,859	0	-11,859
5.06	Internal changes of shareholders equity	0	0	0	14,092	-14,092	0	265	265
5.06.04	Realization of Comprehensive Income	0	0	0	21,352	-21,352	0	0	0
5.06.05	Taxes on the Realization of Comprehensive Income	0	0	0	-7,260	7,260	0	0	0
5.06.06	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	265	265
5.07	Final balance	4,793,424	226,951	495,185	656,747	798,987	6,971,294	1,505,542	8,476,836

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO JUNE 30, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
							Equity
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.03	Adjusted opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.04	Capital transactions within shareholders	0	0	-486,040	0	0	-486,040	-3,596	-489,636
5.04.06	Dividend	0	0	-486,040	0	0	-486,040	-3,596	-489,636
5.05	Total comprehensive income	0	0	0	747,709	26,065	773,774	12,248	786,022
5.05.01	Net income	0	0	0	747,709	0	747,709	12,248	759,957
5.05.02	Other comprehensive income	0	0	0	0	26,065	26,065	0	26,065
5.05.02.01	Adjustment of financial instruments	0	0	0	0	39,492	39,492	0	39,492
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	-13,427	-13,427	0	-13,427
5.06	Internal changes of shareholders equity	0	0	0	13,035	-13,035	0	42	42
5.06.02	Realization of revaluation reserve	0	0	0	19,734	-19,734	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	-6,699	6,699	0	0	0
5.06.05	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	42	42
5.07	Final balance	4,793,424	16	418,665	760,744	808,593	6,781,442	264,642	7,046,084

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 06/30/2012	YTD previous year 01/01/2011 to 06/30/2011
7.01	Revenues	10,230,838	9,168,733
7.01.01	Sales of goods, products and services	9,533,713	8,561,235
7.01.02	Other revenue	591,050	464,017
7.01.02.01	Revenue from construction of infrastructure distribution	591,050	464,017
7.01.03	Revenues related to the construction of own assets	149,223	180,899
7.01.04	Allowance for doubtful accounts	-43,148	-37,418
7.02	Inputs	-5,096,208	-4,332,669
7.02.01	Cost of sales	-3,936,477	-3,288,691
7.02.02	Material-Energy-Outsourced services-Other	-1,002,544	-886,833
7.02.04	Other	-157,187	-157,145
7.03	Gross added value	5,134,630	4,836,064
7.04	Retentions	-527,732	-404,474
7.04.01	Depreciation and amortization	-393,007	-312,448
7.04.02	Other	-134,725	-92,026
7.04.02.01	Intangible concession asset - amortization	-134,725	-92,026
7.05	Net added value generated	4,606,898	4,431,590
7.06	Added value received in transfer	280,166	260,379
7.06.02	Financial income	280,166	260,379
7.07	Added Value to be Distributed	4,887,064	4,691,969
7.08	Distribution of Added Value	4,887,064	4,691,969
7.08.01	Personnel	307,975	299,495
7.08.01.01	Direct Remuneration	206,526	200,476
7.08.01.02	Benefits	82,325	83,052
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	19,124	15,967
7.08.02	Taxes, Fees and Contributions	3,185,703	3,039,598
7.08.02.01	Federal	1,609,934	1,592,993
7.08.02.02	State	1,567,518	1,439,503
7.08.02.03	Municipal	8,251	7,102
7.08.03	Remuneration on third parties’ capital	736,560	592,918
7.08.03.01	Interest	719,441	579,735
7.08.03.02	Rental	17,119	13,183
7.08.04	Remuneration on own capital	656,826	759,958
7.08.04.03	Profit / loss for the period	656,826	759,958

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Table of Contents

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

Net income for this quarter was R$ 229.334 or 20.3% (R$ 58.596) lower than net income for in the same quarter of the previous year, mainly due to results of equity in subsidiaries, as shown below:

	2nd quarter 2012	2nd quarter 2011
CPFL Paulista	105,621	129,620
CPFL Piratininga	31,582	73,929
RGE	58,289	60,360
CPFL Santa Cruz	8,640	8,746
CPFL Leste Paulista	2,094	3,646
CPFL Jaguari	1,799	3,557
CPFL Sul Paulista	3,579	4,361
CPFL Mococa	1,224	1,611
CPFL Geração	78,850	52,589
CPFL Brasil	7,276	25,332
CPFL Atende	1,061	339
CPFL Planalto	541	3,262
CPFL Serviços	3,653	1,173
CPFL Jaguariuna	(9)	(13)
CPFL Jaguari Geração	2,417	2,245
Nect	1,842	294
CPFL Total	1,543	-
Total	310,003	371,050

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated			Consolidated
	2nd quarter			1st semester
	2012	2011	%	2012	2011	%
OPERATING REVENUES	5,082,649	4,515,489	12.6%	10,124,764	9,025,253	12.2%
Electricity sales to final consumers (*)	3,861,560	3,587,803	7.6%	7,793,304	7,191,479	8.4%
Electricity sales to wholesaler´s	481,069	298,447	61.2%	899,680	574,804	56.5%
Revenue from construction of concession infrastructure	321,741	250,415	28.5%	591,051	464,017	27.4%
Other operating revenues (*)	418,279	378,823	10.4%	840,729	794,953	5.8%
Deductions from operating revenues	(1,549,200)	(1,470,631)	5.3%	(3,170,328)	(2,957,612)	7.2%
NET OPERATING REVENUE	3,533,449	3,044,857	16.0%	6,954,437	6,067,641	14.6%
COST OF ELECTRIC ENERGY SERVICES	(1,882,621)	(1,524,451)	23.5%	(3,548,350)	(2,943,113)	20.6%
Electricity purchased for resale	(1,539,419)	(1,215,522)	26.6%	(2,857,915)	(2,330,257)	22.6%
Electricity network usage charges	(343,202)	(308,930)	11.1%	(690,435)	(612,856)	12.7%
OPERATING COST/EXPENSE	(1,023,486)	(883,515)	15.8%	(1,910,993)	(1,633,482)	17.0%
Personnel	(172,291)	(205,759)	-16.3%	(331,199)	(357,799)	-7.4%
Employee pension plans	2,504	22,352	-88.8%	5,040	44,704	-88.7%
Materials	(19,491)	(23,325)	-16.4%	(44,969)	(41,536)	8.3%
Outside Services	(136,901)	(136,059)	0.6%	(268,911)	(257,022)	4.6%
Depreciation and Amortization	(235,472)	(154,019)	52.9%	(388,312)	(296,115)	31.1%
Intangible of concession amortization	(69,226)	(46,013)	50.4%	(134,726)	(92,026)	46.4%
Costs related to infrastructure construction	(321,741)	(250,415)	28.5%	(591,051)	(464,017)	27.4%
Other	(70,869)	(90,276)	-21.5%	(156,865)	(169,669)	-7.5%
INCOME FROM ELECTRIC ENERGY SERVICE	627,341	636,891	-1.5%	1,495,094	1,491,046	0.3%
FINANCIAL INCOME (EXPENSE)	(238,385)	(182,050)	30.9%	(452,933)	(313,156)	44.6%
Income	126,734	125,524	1.0%	270,236	251,438	7.5%
Expense	(365,119)	(307,574)	18.7%	(723,168)	(564,593)	28.1%
INCOME BEFORE TAXES	388,957	454,841	-14.5%	1,042,162	1,177,891	-11.5%
Social Contribution	(41,648)	(41,890)	-0.6%	(103,669)	(110,682)	-6.3%
Income Tax	(113,680)	(118,868)	-4.4%	(281,667)	(307,251)	-8.3%
NET INCOME	233,628	294,083	-20.6%	656,826	759,958	-13.6%

Net income attributable to the shareholders of the company	229,334	287,930	-20.4%	640,239	747,709	-14.4%
Net income attributable to the non controlling interests	4,295	6,153	-30.2%	16,587	12,248	35.4%

EBITDA	929,535	814,571	14.1%	2,013,092	1,834,484	9.7%

(*) The reclassification of revenue from Network Usage Charge - TUSD was not taken into account in presentation of the Comments on consolidated Performance

Net Income for the Period and Adjusted EBITDA Reconciliation (**)
NET INCOME	233,628	294,083		656,826	759,958
Employee Pension Plans	(2,504)	(22,352)		(5,040)	(44,704)
Depreciation and Amortization	304,698	200,032		523,038	388,142
Financial Income (Expense)	238,385	182,050		452,933	313,156
Social Contribution	41,648	41,890		103,669	110,682
Income Tax	113,680	118,868		281,667	307,251
EBITDA	929,535	814,571		2,013,092	1,834,484

(**) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Gross Operating Revenue

The Gross Operating Revenue in the 2nd quarter of 2012 was R$ 5,082,649, or 12.6% (R$567,160) higher than in the same period of the previous year.

The main factors in this change were:

•         An increase of 7.6% (R$ 273,757) in the supply of electric energy, due to the increase of 6.1% in the volume sold and average increase of 1.5% in tariffs charged;

•         An increase of 61.2% (R$ 182,622) in the energy supplied, caused mainly because of the consolidation of CPFL Renováveis (R$147,138). Except of CPFL Renováveis effects, the increase of R$35,484  was due to an increase of 5.7% in the average selling price charged and the increase of 5.9% in the amount of energy sold;

•         An increase of 28.5% (R$ 71,325) in the Revenue of construction of concession infrastructure.

➢  Quantity of Energy Sold

There was an increase of 6.1% in the quantity of energy billed to final consumers in the 2nd quarter of 2012.

The residential, commercial and industrial categories, which account for 84.8% of the energy billed to end users in the quarter, recorded growth of 10.4% and 10.3% and a drop of 1.0%, respectively, compared with the same quarter of the previous year. The residential and commercial categories benefit from the accumulated effect of the overall salary increase  and access to credit in recent years, which resulted in increased purchases of household electrical appliances and a dynamic retail trade. The amount sold to the industrial category decreased as a result of the migration of a number of customers to the free market, and it was also influenced by the drop in industrial production.

There was an increase of 4.0% in the energy sold and transported within the concession area, which affects both the supply billed and collection of the TUSD, compared to the same period of the previous year. There was an increase of 10.4% in residential class, 9.5% in commercial class, 10.0% in rural, and 7.1% in other, partially offset by the 2.0% drop in industrial class.

➢  Tariffs

In the 2nd quarter of 2012, the energy prices increased by an average of 3.6%, mainly due to the following tariff adjustments for each distributors subsidiaries:

  CPFL Paulista: 2.89% from April 2012;
  RGE: 6.74% from June 2011 and 3.38% from June 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Deductions from Operating Revenue

Deductions from Operating Revenue in the 2nd quarter of 2012 amounted to R$ 1,549,200, an increase of 5.3% (R$ 78,569) in relation to the same quarter of 2011, largely due to an: (i) increase of 10.5% (R$74,649) in ICMS, as a result of the increase of the energy supplied, partially offset by (ii) reductions of 2.2% (R$8,237) in PIS and Cofins because of the register of R$49 million in PIS and Cofins expenses, related to reclassification  of these taxes credits on depreciation, previously registered in Depreciation and Amortization, transferred to Deductions from Operating Revenue for better accounting classification.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 1,882,621, an increase of 23.5% (R$ 358,170) in relation to the same period of the previous year.

➢  Electricity purchased for Resale

The electricity purchased for resale was R$ 1,539,419, an increase of 26.6% (R$ 323,897), explained by the increase of 10.6% in the amount of energy purchased and 14.5% due to the tariff adjustment.

Part of this increase (R$162,180) refers to an increase of 92.8% in the volume sold (1,035 GWh) and 130,0% in the price of current electric energy purchased. The remaining increase amount of R$161,717 is due to increases in PLD and charge variation and contract seasonality.

➢  Electricity Network Usage Charge

An increase of 11.1% (R$ 34,273) in electricity network usage charge, mainly due to the Basic Network Charges (R$ 30,907) due to transmission company´s readjustments, Reserve Energy Charges (R$22,083), partially offset by a decrease of (R$ 18,533) in System Service Charges.

Significant part of these increases are not component of tariff reviews and they will be passed through in the next tariff readjustment.

*Find further details about regulatory assets and liabilities impacts at the end of these Comments on Consolidated Perfomance.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Operating Costs and Expense

Not considering the cost of construction of the concession infrastructure, Operating Costs and Expense in the second quarter of 2012 amounted to R$ 701,746, up 10.8% (R$ 68.646) on the same quarter of previous year. This was mainly due to:

•         An increase of 16.3% (R$ 33,469) in Personnel. Except the impact of R$47,528 of early retirement program occurred in 2011, the increase would be R$14,059 (8.9%) due to the consolidation of CPFL Renováveis (R$6,893) and the Collective Agreement;

•         A decrease of Pension Plan gain of 88.8% (R$19,848) due to actuarial reports for 2012;

•         A decrease of 16.4% (R$ 3,834) in Material, basically due to (i) equipment maintenance and operation (R$4,814);

•         An increase of 52.9% (R$ 81,453) in Depreciation and Amortization, mainly due to (i) the consolidation of CPFL Renováveis (R$22,176); (ii) reclassification of PIS and Cofins credits of CPFL Paulista, CPFL Piratinga and RGE subsidiaries (see further details in Deductions from Operating Revenue) and (iii) reduction of depreciation and amortization expenses of R$11,489 due to changes in the depreciation rates established by ANEEL for distribution and generation companies and (iv) increase of R$ 20,828 of depreciation in Baesa and Enercan subsidiaries due to an adjustment in the Public Utilities Amortization and in the depreciation, partially offset by the depreciation adjustment made by Foz in the second quarter of 2011 of R$ 4,568.

•         An increase of amortization of intangible asset of concession of 50.4% (R$23,213), due to the amortization of the intangible asset from CPFL Renováveis Business Combination occurred in 2011 (R$25,475);

•         A reduction of 21.5% (R$19,408) in Other Expense, mainly due to the reduction of: (i) R$10,028 in legal, judicial and indemnization, because of a provision of R$9,626 that occurred in 2011 related to ISS in the joint controlled entity Enercan; and (iii) reduction of 71.7% (R$5.046) in the Fee for the Use of Water Resources.

Financial Income (Expense)

The net Financial Income (Expense) in the second quarter was an expense of R$ 238,385, compared with R$ 182,050 in the same period of 2011, an increase of 30.9% (R$ 56,335) in the net expense. This variation reflects the increase in financial expenses of 18.7% (R$57,545), mainly due to:

•           An increase of R$ 81,907, (i) R$47,818 because of the consolidation of CPFL Renováveis, and (ii) R$34,089 in interest debt charges and monetary and exchange restatement because of higher indebtedness in the second quarter when compared to the same period of the previous year offset by the reduction of CDI rates. Higher indebtness is related to CPFL Brasil raising funds to the acquisition of Jantus.

•         Reduction of R$17,353 in the Charge for the use of Public Utilities, mainly because of Public Utilities recalculation in the second quarter of 2011.

Social Contribution and Income Tax

Taxes of R$ 155,328 on income in the 2nd quarter of 2012 were 3.4% (R$5,430) lower than in the same quarter of 2011, mainly as a result of the decrease in income before taxes.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Net income and Adjusted EBITDA

As a result of the above factors, the net income for the quarter was R$ 233,628, or 20.6% (R$60,454) lower than in the same period of 2011.

The adjusted EBITDA (net income for the quarter, before the private pension plan, depreciation, amortization, financial income (expense), social contribution and income taxes) for the 2nd  quarter of 2012 was R$ 929,535, or 14.1% (R$ 114,965) higher that the adjusted EBITDA for the same period of 2011.

Regulatory assets and liabilities

The regulatory assets and liabilities are no longer recorded in the Company´s books, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS). If they were recorded, they would represent a positive impact in our EBITDA in R$126 million in the 2nd  quarter 2012 (R$1 million in the same quarter of 2011) and R$81 million in the adjusted net income in the 2nd quarter 2012 (negative impact of R$13 million in the same quarter of 2011). . The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

It is important to note that, as directed by Aneel, values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista e CPFL Sul Paulista (corresponding to a reduction of R$ 63 million in the EBITDA and R$42 million in net income). The application of this methodology should have occurred on October 23, 2011 for CPFL Piratininga and February 3, 2012 for the remaining distributors.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARIES/ASSOCIATES

Subsidiary: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

	Consolidated
	2nd quarter			1st semester
	2012	2011	%	2012	2011	%
OPERATING REVENUES	462,502	433,703	6.6%	886,992	838,666	5.8%
Electricity sales to final consumers	197,539	161,000	22.7%	377,339	318,199	18.6%
Electricity sales to wholesaler´s	272,585	259,776	4.9%	481,482	465,252	3.5%
Other operating revenues	(7,621)	12,927	-159.0%	28,170	55,215	-49.0%
Deductions from operating revenues	(56,153)	(51,631)	8.8%	(107,711)	(99,256)	8.5%
NET OPERATING REVENUE	406,349	382,071	6.4%	779,280	739,410	5.4%
COST OF ELECTRIC ENERGY SERVICES	(365,374)	(314,095)	16.3%	(651,438)	(567,013)	14.9%
Electricity purchased for resale	(365,374)	(314,095)	16.3%	(651,438)	(567,013)	14.9%
OPERATING COST/EXPENSE	(6,600)	(24,734)	-73.3%	(21,105)	(44,365)	-52.4%
Personnel	(4,188)	(5,879)	-28.8%	(8,706)	(11,589)	-24.9%
Materials	(60)	(694)	-91.3%	(452)	(1,256)	-64.0%
Outside Services	(480)	(10,551)	-95.5%	(6,953)	(20,143)	-65.5%
Depreciation and Amortization	(328)	(1,032)	-68.2%	(1,211)	(2,080)	-41.8%
Other	(1,544)	(6,578)	-76.5%	(3,782)	(9,297)	-59.3%
INCOME FROM ELECTRIC ENERGY SERVICE	34,375	43,243	-20.5%	106,738	128,033	-16.6%
FINANCIAL INCOME (EXPENSE)	(24,719)	(3,757)	558.0%	(54,911)	(5,101)	976.4%
Income	9,016	5,464	65.0%	17,033	10,683	59.4%
Expense	(33,735)	(9,221)	265.9%	(71,944)	(15,784)	355.8%
Equity in subsidiaries	(491)	-	0.0%	2,537	-	0.0%
INCOME BEFORE TAXES	9,164	39,486	-76.8%	54,364	122,931	-55.8%
Social Contribution	(861)	(3,713)	-76.8%	(4,762)	(11,006)	-56.7%
Income Tax	(2,339)	(10,442)	-77.6%	(13,079)	(30,462)	-57.1%
NET INCOME	5,964	25,332	-76.5%	36,522	81,464	-55.2%

Net income attributable to the shareholders of the company	5,964	25,332	-76.5%	36,522	81,464	-55.2%
Net income attributable to the non controlling interests	(0)	(0)	-61.4%	(0)	(0)	-73.7%

EBITDA	34,702	44,275	-21.6%	107,949	130,113	-17.0%

Net Income for the Period and Adjusted EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	5,964	25,332		36,522	81,464
Depreciation and Amortization	328	1,032		1,211	2,080
Financial Income (Expense)	24,719	3,757		54,911	5,101
Equity in subsidiaries	491	-		(2,537)	-
Social Contribution	861	3,713		4,762	11,006
Income Tax	2,339	10,442		13,079	30,462
Adjusted EBITDA	34,702	44,275		107,949	130,113

(*) Information not reviewed by the independent auditors

Operation Revenue

Operating Revenue for the second  quarter of 2012 was R$ 462,502, an increase of R$ 28,799 (6.6%) in relation to the same quarter of 2011. This increase is basically explained by an increase of R$49,348 in revenues, due to increases of 98 GWh in the volume sold and 8.6% in average prices. This increase was offset by the transfer of R$20,549 related to revenues of collection services and assets construction/maintenance for CPFL Total and CPFL Serviços, respectively.

Net Income and EBITDA

Net income of R$ 5,964 was recorded in the second quarter of 2012, a decrease of R$ 19,368 (76.5%), compared with the same quarter of 2011.

The EBITDA (Income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for this quarter was R$ 34,702, 21.6% lower than the R$ 45,275 recorded in the same quarter of 2011 .

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL Energia S.A.
Balance Sheets as of June 30, 2012 and December 31, 2011
(in thousands of Brazilian Reais)
	Parent company		Consolidated
ASSETS	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

CURRENT ASSETS
Cash and cash equivalents (note 5)	43,974	549,189	2,014,281	2,699,837
Consumers, Concessionaires and Licensees (note 6)	-	-	1,916,634	1,874,280
Dividends and Interest on Shareholders´ Equity (note 12)	689,724	125,913	830	830
Financial Investments (note 7)	28,060	45,668	44,304	47,521
Recoverable Taxes (note 8)	63,329	40,783	317,961	277,463
Derivatives (note 32)	393	2	10,840	3,733
Materials and Supplies	-	-	53,220	44,872
Leases	-	-	5,912	4,581
Other credits (note 11)	2,684	2,833	515,659	409,938
TOTAL CURRENT ASSETS	828,164	764,388	4,879,642	5,363,054

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	-	-	168,510	182,300
Due from Related Parties	4,317	2,610	-	-
Escrow Deposits (note 21)	12,156	11,744	1,207,658	1,128,616
Financial Investments (note 7)	-	2,854	159,332	109,965
Recoverable Taxes (note 8)	-	-	221,473	216,715
Derivatives (note 32)	264	-	449,036	215,642
Deferred Taxes Credits (note 9)	184,911	193,874	1,235,752	1,176,535
Leases	-	-	28,244	24,521
Financial asset of concession (note 10)	-	-	1,995,821	1,376,664
Private pension fund (note 19)	-	-	3,416	3,416
Investment at cost	-	-	116,654	116,654
Other credits (note 11)	15,699	16,978	335,231	279,461
Investments (note 12)	6,494,600	6,614,915	-	-
Property, Plant and Equipment (note 13)	378	312	9,290,004	8,292,076
Intangible assets (note 14)	96	118	9,371,556	8,927,439
TOTAL NONCURRENT ASSETS	6,712,422	6,843,405	24,582,685	22,050,004

TOTAL ASSETS	7,540,586	7,607,793	29,462,327	27,413,057

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Balance Sheets as of June 30, 2012 and December 31, 2011
(in thousands of Brazilian Reais)
	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

CURRENT LIABILITIES
Suppliers (note 15)	1,648	1,618	1,399,011	1,240,143
Accrued Interest on Debts (note 16)	-	-	203,668	141,902
Accrued Interest on Debentures (note 17)	13,258	16,403	72,541	83,552
Loans and Financing (note 16)	-	-	1,195,142	896,414
Debentures (note 17)	150,000	150,000	539,798	531,185
Private pension fund (note 18)	-	-	41,224	40,695
Regulatory charges (note 19)	-	-	129,581	145,146
Taxes and Social Contributions Payable (note 20)	31,019	196	437,322	483,028
Dividends and Interest on Equity	15,946	15,575	20,891	24,524
Accrued liabilities related to personnel	20	7	89,349	70,771
Charge for the use of Public Utilities (note 22)	-	-	28,584	28,738
Other accounts payable (note 23)	17,415	16,457	685,200	813,338
TOTAL CURRENT LIABILITIES	229,307	200,258	4,842,312	4,499,437

NONCURRENT LIABILITIES
Suppliers (note 15)	-	-	5,818	-
Accrued Interest on Debts (note 16)	-	-	185	23,627
Loans and Financing (note 16)	-	-	8,469,954	7,382,455
Debentures (note 17)	300,000	300,000	5,127,931	4,548,651
Private pension fund (note 18)	-	-	378,720	414,629
Taxes and Social Contributions Payable (note 20)	-	-	-	165
Deferred taxes debits (note 9)	-	-	1,241,240	1,038,101
Reserve for tax, Civil and labor Risks.	12,109	11,713	356,885	338,121
Derivatives (note 32)	-	24	-	24
Charge for the use of Public Utilities (note 22)	-	-	447,537	440,926
Other accounts payable (note 23)	27,876	28,641	114,907	174,410
TOTAL NONCURRENT LIABILITIES	339,985	340,378	16,143,178	14,361,110

SHAREHOLDERS' EQUITY (note 24)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital Reserves	226,951	229,956	226,951	229,956
Profit Reserves	495,185	495,185	495,185	495,185
Additional dividend proposed	-	758,470	-	758,470
Other Comprehensive Income	798,987	790,123	798,987	790,123
Retained earnings	656,747	-	656,747	-
	6,971,294	7,067,157	6,971,294	7,067,157
Net equity attributable to noncontrolling shareholders	-	-	1,505,542	1,485,352
TOTAL SHAREHOLDERS' EQUITY	6,971,294	7,067,157	8,476,836	8,552,510

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,540,586	7,607,793	29,462,327	27,413,057

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of income for the periods ended on June 30, 2012 e de 2011
(in thousands of Brazilian Reais, except for Earnings per share)
	Parent company				Consolidated
	2012		2011		2012		2011
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
NET OPERATING REVENUE (note 26)	21	22	1	2	3,533,449	6,954,437	3,044,857	6,067,641
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 27)	-	-	-	-	(1,882,621)	(3,548,350)	(1,524,451)	(2,943,113)
Operating cost (note 28)	-	-	-	-	(382,262)	(692,029)	(329,572)	(583,369)
Services rendered to third parties (note 28)	-	-	-	-	(323,362)	(593,396)	(250,861)	(464,628)

GROSS OPERATING INCOME	21	22	1	2	945,204	2,120,662	939,972	2,076,531
Operating expenses (note 28)
Sales expenses	-	-	-	-	(99,235)	(192,289)	(105,131)	(178,202)
General and administrative expenses	(5,762)	(11,827)	(9,942)	(16,140)	(141,127)	(282,505)	(141,273)	(296,094)
Other Operating Expense	(34,144)	(68,257)	(36,297)	(72,595)	(77,501)	(150,774)	(56,678)	(111,189)
	(39,906)	(80,084)	(46,239)	(88,735)	(317,862)	(625,568)	(303,082)	(585,485)

INCOME FROM ELECTRIC ENERGY SERVICE	(39,885)	(80,062)	(46,238)	(88,733)	627,341	1,495,094	636,890	1,491,046

Equity in subsidiaries (note 12)	310,003	756,714	371,050	877,146	-	-	-	-
FINANCIAL INCOME (EXPENSE) (note 29)
Income	(938)	15,476	(2,232)	7,024	126,734	270,236	125,524	251,438
Expense	(10,061)	(21,934)	(13,662)	(26,781)	(365,119)	(723,168)	(307,574)	(564,593)
	(10,999)	(6,459)	(15,894)	(19,757)	(238,385)	(452,933)	(182,050)	(313,156)
INCOME BEFORE TAXES	259,118	670,193	308,918	768,655	388,957	1,042,162	454,841	1,177,891
Social contribution (note 9)	(6,894)	(6,955)	(4,533)	(4,533)	(41,648)	(103,669)	(41,890)	(110,682)
Income tax (note 9)	(22,890)	(22,999)	(16,455)	(16,413)	(113,680)	(281,667)	(118,868)	(307,251)
	(29,784)	(29,954)	(20,988)	(20,946)	(155,328)	(385,335)	(160,758)	(417,933)

NET INCOME	229,334	640,239	287,930	747,709	233,628	656,826	294,083	759,958

Net income attributable to controlling shareholders					229,334	640,239	287,930	747,709
Net income attributable to noncontrolling shareholders					4,295	16,587	6,153	12,249
Net income per share attributable to shareholders - basic and diluted	0.24	0.67	0.30	0.78	0.24	0.67	0.30	0.78

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of comprehensive income for the periods ended at June 30, 2012 and 2011
(in thousands of Brazilian Reais)

	Parent company
	2012		2011
	2nd quarter	1st semester	2nd quarter	1st semester
Net income	229,334	640,239	287,930	747,709

Other comprehensive income on the Company´s investment	23,017	23,352	9,508	26,065

Comprehensive income for the period - parent company	252,351	663,591	297,438	773,774

	Consolidated
	2012		2011
	2nd quarter	1st semester	2nd quarter	1st semester
Net income	233,628	656,826	294,083	759,958
Other comprehensive income
- Gain in financial instruments - Financial asset of concession	34,386	35,211	14,405	39,492
- Tax on financial instruments - Financial asset of concession	(11,368)	(11,859)	(4,897)	(13,427)
Comprehensive income for the period	256,646	680,178	303,591	786,023
Comprehensive income attributtable to controlling shareholders	252,351	663,591	297,437	773,773
Comprehensive income attributable to non controlling shareholders	4,295	16,587	6,153	12,249

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the six month period ended on June 30, 2012
( thousands of Brazilian Reais )

					Other Comprehensive Income					Total
	Capital	Capital	Legal		Deemed	Financial	Retained	Total	Noncontrolling	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	earnings		shareholders'	equity

Balance as of December 31, 2011	4,793,424	229,956	495,185	758,470	563,005	227,118	-	7,067,158	1,485,352	8,552,510

Capital increase by noncontrolling shareholders	-	-	-	-	-	-	-	-	3,558	3,558

Net income for the period	-	-	-	-	-	-	640,239	640,239	16,587	656,826
Approval of dividends proposed	-	-	-	(758,470)	-	-	-	(758,470)	(4,701)	(763,171)
Prescribed dividend	-	-	-	-	-	-	2,020	2,020	-	2,020

Changes in Other Comprehensive Income:										-
- Gain in financial instruments	-	-	-	-	-	35,211	-	35,211	-	35,211
- Tax on financial instruments	-	-	-	-	-	(11,859)	-	(11,859)	-	(11,859)
- Realization of financial instruments	-	-	-	-	-	(396)	396	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(21,352)	-	21,352	-	-	-
- Tax on deemed cost realization	-	-	-	-	7,260	-	(7,260)	-	-	-

Business combination - CPFL Renováveis	-	(3,005)	-	-	-	-	-	(3,005)	4,481	1,476

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	265	265

Balance as of June 30, 2012	4,793,424	226,951	495,185	-	548,913	250,074	656,747	6,971,294	1,505,542	8,476,836

CPFL Energia S.A.
Statement of changes in shareholders' equity for the six month period ended on June 30, 2011
( thousands of Brazilian Reais )

					Other Comprehensive Income					Total
	Capital	Capital	Legal		Deemed	Financial	Retained	Total	Noncontrolling	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	earnings		shareholders'	equity

Balance as of December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,831	-	6,493,708	255,948	6,749,656

Net income for the period	-	-	-	-	-	-	747,709	747,709	12,248	759,957
Approval of dividends proposed	-	-	-	(486,040)	-	-	-	(486,040)	(3,596)	(489,636)

Changes in Other Comprehensive Income:
- Gain in financial instruments	-	-	-	-	-	39,492	-	39,492	-	39,492
- Tax on financial instruments	-	-	-	-	-	(13,427)	-	(13,427)	-	(13,427)
- Realization of financial instruments	-	-	-	-	-	(30)	30	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(19,704)	-	19,704	-	-	-
- Tax on deemed cost realization	-	-	-	-	6,699	-	(6,699)	-	-	-

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	42	42

Balance as of June 30, 2011	4,793,424	16	418,665	-	596,727	211,866	760,744	6,781,442	264,642	7,046,084

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of Cash Flow For the periods ended on June 30, 2012 and 2011

	Parent company		Consolidated
	2012	2011	2012	2011
	1st semester	1st semester	1st semester	1st semester

OPERATING CASH FLOW
Income for the periods, before income tax and social contribution	670,193	768,655	1,042,162	1,177,891
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	68,260	72,684	523,038	388,142
Reserve for tax, civil and labor risks	-	-	14,602	19,569
Interest and monetary restatement	18,060	18,886	595,095	432,133
Pension plan costs	-	-	(5,040)	(44,704)
Equity in subsidiaries	(756,714)	(877,146)	-	-
Losses on the write-off of noncurrent assets	-	-	12,048	846
Deferred taxes (PIS and COFINS)	-	-	(20,623)	14,534
Other	-	-	(7,969)	-

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(12,336)	24,950
Dividend and interest on equity received	268,239	981,808	-	-
Recoverable taxes	(6,254)	(762)	(15,117)	(16,924)
Lease	-	-	1,820	(2,196)
Escrow deposits	(14)	(13)	(44,603)	(122,906)
Other operating assets	1,541	4,304	(112,325)	(119,207)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	30	1,404	144,377	46,566
Taxes and social contributions paid	(140)	(200)	(399,637)	(326,941)
Other taxes and social contributions	9,832	9,503	(107,576)	197
Other liabilities with employee pension plans	-	-	(30,338)	(35,485)
Interest on debts - paid	(24,956)	(24,451)	(495,520)	(363,467)
Regulatory charges	-	-	(14,024)	16,204
Losses on the write-off of noncurrent assets	-	-	(27,639)	-
Other operating liabilities	206	(4,613)	(10,716)	87,105
CASH FLOWS PROVIDED BY OPERATIONS	248,283	950,059	1,029,679	1,176,307

FINANCING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	(739,267)	-
Capital increase in investments	(19,006)	-	-	-
Increase in property, plant and equipment	(190)	-	(657,717)	(297,286)
Financial investments	23,322	22,922	(51,553)	24,580
Lease	-	-	(3,360)	3,609
Additions to intangible assets	-	-	(612,146)	(440,110)
Sale of noncurrent assets	-	-	5,760	-
Intercompany loans with subsidiaries and associated companies	(1,544)	(18,349)	-	-
Other	-	-	(10,214)	-

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	2,582	4,573	(2,068,497)	(709,207)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	1,584,053	3,410,792
Payments of Loans, financing and debentures, net of derivatives	-	-	(466,072)	(547,541)
Dividend and interest on shareholders´ equity paid	(756,080)	(482,646)	(764,719)	(490,300)

(UTILIZATION) GENERATION OF CASH IN FINANCING	(756,080)	(482,646)	353,262	2,372,951
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(505,215)	471,986	(685,556)	2,840,051
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	549,189	110,958	2,699,837	1,562,897

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	43,974	582,944	2,014,281	4,402,948

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Added Value Statements for the periods ended on June 30, 2012 and 2011
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2012	2011	2012	2011
	1st semester	1st semester	1st semester	1st semester
1. Revenues	24	2	10,230,838	9,168,733
1.1 Operating revenues	24	2	9,533,713	8,561,235
1.2 Revenues related to the construction of own assets	-	-	149,223	180,899
1.3 Revenue from infrastructure construction	-	-	591,051	464,017
1.4 Allowance of doubtful accounts	-	-	(43,148)	(37,418)

2. (-) Inputs	(5,881)	(14,031)	(5,096,208)	(4,332,669)
2.1 Electricity Purchased for Resale	-	-	(3,936,477)	(3,288,691)
2.2 Material	(143)	(32)	(419,031)	(375,895)
2.3 Outsourced Services	(3,117)	(11,403)	(583,513)	(510,937)
2.4 Other	(2,621)	(2,596)	(157,187)	(157,145)

3. Gross added value (1 + 2)	(5,857)	(14,029)	5,134,630	4,836,064

4. Retentions	(68,260)	(72,684)	(527,733)	(404,474)
4.1 Depreciation and amortization	(33)	(89)	(393,007)	(312,447)
4.2 Amortization of intangible assets	(68,226)	(72,595)	(134,726)	(92,026)

5. Net added value generated (3 + 4)	(74,117)	(86,713)	4,606,898	4,431,591

6. Added value received in transfer	782,121	893,563	280,167	260,379
6.1 Financial Income	25,407	16,418	280,167	260,379
6.2 Equity in Subsidiaries	756,714	877,146	-	-

7. Added value to be distributed (5 + 6)	708,004	806,850	4,887,064	4,691,970

8. Distribution of added value	708,004	806,850	4,887,064	4,691,971
8.1 Personnel and Charges	4,992	1,538	307,975	299,497
8.1.1 Direct Remuneration	2,950	1,538	206,526	200,478
8.1.2 Benefits	1,767	-	82,325	83,052
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	275	-	19,124	15,967
8.2 Taxes, Fees and Contributions	40,781	30,785	3,185,704	3,039,598
8.2.1 Federal	40,777	30,782	1,609,934	1,592,993
8.2.2 State	4	4	1,567,518	1,439,503
8.2.3 Municipal	-	-	8,252	7,102
8.3 Interest and Rentals	21,992	26,818	736,560	592,918
8.3.1 Interest	21,933	26,772	719,441	579,735
8.3.2 Rental	59	46	17,119	13,183
8.4 Interest on capital	640,239	747,709	656,826	759,958
8.4.2 Retained Earnings	640,239	747,709	656,826	759,958

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2012

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation, and sales activities in Brazil.

The Company’s headquarter is located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data are not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,800	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,495	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,325	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	187	20 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	34	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	76	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	42	16 years	July 2015

Installed power
Energy generation	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs(*) and 1 Thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	(***)	(***)	(***)	(***)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect") (a)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct and indirect 100%
CPFL Telecom S.A ("CPFL Telecom") (b)	Private corporation	Telecommunication services	Direct 100%

(a) Former Chumpitaz
(b) Former Bio Itapaci - see note 12.1.1

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

 (*)    SHP – Small Hydropower Plant

(**)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

(***)  CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At June 30, 2012, CPFL Renováveis had a portfolio of 1,694.4 MW installed capacity (our share 1,067.5 MW), as follows:

•  Hydropower generation: 34 SHP’s operational (306.7 MW) and 1 SHP under construction (20 MW);

•  Wind power generation: 8 projects operational (367.5 MW) and 25 projects under construction (670.2 MW);

•  Biomass power generation:  5 plants operations (230 MW) and 2 under construction (100 MW).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements were prepared in accordance with the accounting practices adopted in Brazil, following the guidelines issued by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and are presented in accordance with CPC 21 Demonstração Intermediária  and diverge from of the Separate Financial Statements which, under IFRSs,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated interim financial statements were prepared in accordance with the Accounting Practices Adopted in Brazil and with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB and are being presented in accordance with CPC 21 and IAS 34 requirements.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting practices adopted in Brazil and/or IFRS.

The accounting practices adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2011, and should be read together with those statements.

These Interim Financial Statements were authorized for issue by the Board of Directors on July 27, 2012.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value, and iv) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

Preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the results of accounting estimates are rarely the same as the actual results. Accordingly, Company Management revise the estimates and assumptions on an ongoing basis. Adjustments derived from revisions of accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

The main accounting balances related to assumptions and estimates that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in future periods are included in the following notes:

•         Note 6 – Consumers, concessionaire and licensees (Allowance for doubtful accounts);

•         Note 9 – Deferred tax credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 13 – Property, plant and equipment;

•         Note 14 – Intangible assets;

•         Note 18 – Private Pension Fund;

•         Note 21 – Reserve for contingencies and scrow deposits;

•         Note 26 – Net operating revenues, and

•         Note 32 – Financial instruments.

2.4 Functional currency and presentation currency

The individual and consolidated interim financial statements are presented in thousands of Brazilian reais, which is the Company's functional currency. Certain figures have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not tally due to rounding.

2.5 Basis of consolidation

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

(ii) Subsidiaries and jointly-owned entities

The financial statements of subsidiaries and jointly-controlled entities (joint ventures) are included in the consolidated financial statements from the date that total or joint control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiariesand jointly controlled entities are aligned with the Company's accounting policies for consolidation purposes.

The individual interim financial statements of the parent of subsidiaries and jointly controlled entities and  associates is accounted by the equity method of accounting.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for subsidiaries and proportionately consolidated for the jointly-controlled entities. Before the consolidation of the Company´s Financial Statements, CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis financial statements are fully consolidated with their subsidiaries or proportionally consolidated, for the jointly controlled entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity and after the statement of income for each period presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by decision makers   to  allocate resources and assess the segments´ performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) electric energy generation from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities; and (vi) other activities not listed in the previous items.

From August 1, 2011, a new operating segment was created, as a result of the CPFL Renováveis’ Business Combination, as discussed on the note 12, to segregate the activities related to renewable energy.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) jointly-controlled entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2012 and as of December 31, 2011, the  non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis. As of June 30, 2011, non-controlling interests stated in the consolidated financial statements refers to the third-party interests in the subsidiaries CERAN and Paulista Lajeado.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

2.8 Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the interim financial statements.

(3) SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements of the Company and of its subsidiaries are prepared based on the same accounting policies set out on notes 3.1 to 3.14 presented in our consolidated financial statements as of December 31, 2011.

(4) DETERMINATION OF FAIR VALUES

A number of the Company´s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the specific notes of the purposed to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair value of intangible assets is based on price quotations in an active market. When no active market exists, the fair value is the price that the Company would have paid for the asset on the purchase date, in an arm’s length transaction, wherein the parties had each acted knowledgeably and willingly on the basis on best available information.

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBovespa S.A. and ANDIMA (note 32a).

Financial assets classified as available-for-sale refer to the right to indemnification, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation of the distribution infrastructure at market price. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Although the methodology and criteria for valuation of the indemnification to the Shareholders´Company when the concession contract is over have not yet been defined by the Federal Government, the Company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(5)       CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Bank deposits	788	723	104,278	147,126
Short-term financial investments	43,186	548,466	1,910,002	2,552,710
Total	43,974	549,189	2,014,281	2,699,837

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at June 30, 2012 and December 31, 2011:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	June 30, 2012	December 31, 2011
Current
Consumer classes
Residential	344,430	219,518	37,694	601,642	573,936
Industrial	116,264	54,570	37,637	208,471	227,474
Commercial	121,726	44,762	19,231	185,719	195,270
Rural	32,167	6,784	1,683	40,634	43,612
Public administration	30,862	5,540	666	37,068	34,601
Public lighting	29,650	3,109	12,615	45,374	42,270
Public utilities	39,773	8,769	1,530	50,072	41,560
Billed	714,872	343,052	111,056	1,168,980	1,158,723
Unbilled	420,061	-	-	420,061	427,661
Financing of Consumers' Debts	79,198	11,415	41,528	132,141	136,882
Free energy	3,984	-	-	3,984	3,674
CCEE transactions	57,949	-	-	57,949	17,961
Concessionaires and Licensees	193,994	-	-	193,994	207,204
Allowance for doubtful accounts	-	-	(84,956)	(84,956)	(85,318)
Other	24,487	-	-	24,481	7,493
Total	1,494,545	354,467	67,628	1,916,634	1,874,280

Non current
Financing of Consumers' Debts	126,621	-	-	126,621	140,999
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	588	-	-	588	-
Total	168,510	-	-	168,510	182,300

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

Consolidated
As of December 31, 2011	(85,318)
Valuation allowance recognized	(49,900)
Recovery of revenue	6,752
Write-off of accounts receivable and valuarion allowance	43,511
As of June 30, 2012	(84,956)

(7) FINANCIAL INVESTMENTS

The parent company balance refers to a Private Credit Agreement that the Company acquired in 2005 related to the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP would be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

In the consolidated, balance refers mainly to the parent company balance and financial investments required by financing contracts of indirect subsidiaries CPFL Renováveis, BAESA and ENERCAN.

(8) RECOVERABLE TAXES

	Parent company		Consolidated
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Current
Prepayments of social contribution - CSLL	-	441	7,370	7,347
Prepayments of income tax - IRPJ	-	-	10,986	1,349
IRRF on interest on equity	16,528	30,891	16,982	31,345
Income tax and social contribution to be offset	41,882	1,894	97,367	20,557
Withholding tax - IRRF	4,850	7,487	54,653	105,635
ICMS to be offset	-	-	77,085	69,329
Social Integration Program - PIS	-	-	9,873	7,546
Contribution for Social Security financing- COFINS	42	42	39,730	30,136
National Social Security Institute - INSS	1	1	3,076	2,123
Other	26	26	839	2,096
Total	63,329	40,783	317,961	277,463

Noncurrent
Social contribution to be offset - CSLL	-	-	37,898	36,277
Income tax to be offset - IRPJ	-	-	2,345	1,001
ICMS to be offset	-	-	119,936	112,423
Social Integration Program - PIS	-	-	10,715	11,757
Contribution for Social Security financing- COFINS	-	-	48,950	53,843
National Social Security Institute - INSS	-	-	1,339	1,339
Other	-	-	290	74
Total	-	-	221,473	216,715

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(9) DEFERRED TAXES

9.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Social contribution credit/(debit)
Tax losses carryforwards	46,270	48,352	56,328	56,436
Tax benefit of merged goodwill	-	-	175,394	169,062
Temporary differences	1,607	1,684	(262,816)	(212,305)
Subtotal	47,877	50,035	(31,093)	13,194

Income tax credit / (debit)
Tax losses carryforwards	136,254	143,281	161,537	165,736
Tax benefit of merged goodwill	-	-	536,781	565,106
Temporary differences	780	557	(688,951)	(599,330)
Subtotal	137,034	143,839	9,367	131,512

PIS and COFINS (debit)
Temporary non-deductible differences	-	-	16,238	(6,272)

Total	184,911	193,874	(5,488)	138,434

Total tax credit	184,911	193,874	1,235,752	1,176,535
Total tax debit	-	-	(1,241,240)	(1,038,101)

Deferred tax recovery registered on noncurrent assets are based on future profitability, approved by the Board of Directos and appreciated by Fiscal Council, whose composition is described in the Financial Statements of December 31, 2011.

9.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the merged goodwill on acquisition of subsidiaries, as shown below, which were merged and are recorded in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to tax amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	Consolidated
	June 30, 2012		December 31, 2011
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	81,481	226,335	85,709	238,079
CPFL Piratininga	18,533	63,597	19,404	66,584
RGE	35,991	148,634	37,714	155,750
CPFL Santa Cruz	3,100	9,748	3,545	11,148
CPFL Leste Paulista	1,758	5,350	2,024	6,155
CPFL Sul Paulista	2,547	7,947	2,944	9,183
CPFL Jaguari	1,522	4,620	1,745	5,289
CPFL Mococa	964	2,992	1,121	3,483
CPFL Geração	-	26,890	-	28,167
CPFL Serviços	246	651	306	847
CPFL Renováveis	29,253	40,016	14,552	40,421
Total	175,394	536,781	169,062	565,106

9.3 - Accumulated balances on temporary differences:

	Consolidated
	June 30, 2012			December 31, 2011
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporary differences:
Reserve for contingencies	20,281	57,166	-	19,246	54,009	-
Revision tariff - basic pay	11,622	32,284	13,163	2,628	7,301	2,977
Private pension fund	1,802	6,003	-	2,218	7,159	-
Allowance for doubtful accounts	7,529	20,952	-	7,656	21,306	-
Free energy provision	4,649	12,916	-	4,365	12,128	-
Research and Development and Energy Efficiency Programs	12,967	36,021	-	12,642	35,118	-
Reserves related to personnel	1,977	5,480	-	2,842	7,886	-
Depreciation rate difference	7,922	22,006	-	8,315	23,096	-
Losses on investments	804	2,235	-	804	2,235	-
Financial instruments (IFRS / CPC)	997	2,768	-	376	1,045	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(2,135)	(5,931)	-	(2,248)	(6,244)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(904)	(2,512)	(683)	(9,789)	(27,191)	(11,086)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,151	72,933	-	26,162	72,964	-
Other adjustments on the transition of accounting practices (IFRS/CPC)	20,066	57,044	-	18,595	51,652	-
Business Combination CPFL Renováveis	(270,099)	(706,062)	-	(198,379)	(560,279)	-
Accelerated depreciation	(1,614)	(4,483)	-	(807)	(2,243)	-
Other	7,663	14,737	3,758	3,595	7,749	1,838
Temporary differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(34,053)	(94,592)	-	(30,938)	(85,938)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(78,440)	(217,915)	-	(79,590)	(221,082)	-
Total	(262,816)	(688,951)	16,238	(212,305)	(599,330)	(6,272)

9.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters and semesters ended June 30, 2012 and 2011:

	Parent company				Parent company
	Social contribution				Income tax
	2012		2011		2012		2011
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income before taxes	259,118	670,193	308,918	768,655	259,118	670,193	308,918	768,655
Adjustments to reflect effective rate:
Equity in subsidiaries	(310,003)	(756,714)	(371,050)	(877,146)	(310,003)	(756,714)	(371,050)	(877,146)
Amortization of intangible asset acquired	26,972	53,944	28,641	57,281	34,113	68,226	36,297	72,595
Interest on shareholders' equity - Revenue	107,366	107,366	101,560	101,560	107,366	107,366	101,560	101,560
Other permanent additions, net	2,486	2,486	-	17	2,926	2,926	-	36
Calculation base	85,939	77,274	68,068	50,368	93,520	91,996	75,725	65,700
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax debit result	(7,735)	(6,955)	(6,126)	(4,533)	(23,380)	(22,999)	(18,931)	(16,425)
Tax credit not recorded	841	-	1,593	(0)	490	-	2,476	12
Total	(6,894)	(6,955)	(4,533)	(4,533)	(22,890)	(22,999)	(16,455)	(16,413)

Current	(4,857)	(4,857)	(3,177)	(3,177)	(16,134)	(16,134)	(11,572)	(11,572)
Deferred	(2,037)	(2,098)	(1,356)	(1,356)	(6,756)	(6,865)	(4,883)	(4,841)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	Consolidated				Consolidated
	Social contribution				Income tax
	2012		2011		2012		2011
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income before taxes	388,957	1,042,162	454,841	1,177,891	388,957	1,042,162	454,841	1,177,891
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	52,447	101,169	28,641	57,281	59,912	116,098	36,601	73,201
Realization CMC	2,029	4,040	2,564	5,156	-	-	-	-
Tax incentives - PIIT	(1,544)	(2,898)	(2,149)	(2,149)	(1,544)	(2,898)	(2,149)	(2,149)
Effect of presumed profit system	(26,492)	(64,374)	(7,441)	(14,212)	(35,650)	(82,476)	(8,541)	(16,378)
Other permanent additions, net	13,929	31,807	6,077	5,158	8,930	20,530	3,913	(4,234)
Calculation base	429,326	1,111,905	482,532	1,229,125	420,605	1,093,416	484,664	1,228,332
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax debit result	(38,639)	(100,071)	(43,428)	(110,621)	(105,151)	(273,354)	(121,166)	(307,083)
Tax credit reversion on Public Utilities	(3,018)	(3,178)	-	-	(6,745)	(7,185)	-	-
Tax credit not recorded	9	(419)	1,538	(61)	(1,784)	(1,128)	2,298	(168)
Total	(41,648)	(103,669)	(41,890)	(110,683)	(113,680)	(281,667)	(118,868)	(307,251)

Current	(54,824)	(118,871)	(40,935)	(95,235)	(150,122)	(322,702)	(115,251)	(266,033)
Deferred	13,176	15,202	(955)	(15,447)	36,441	41,035	(3,617)	(41,218)

(10)  FINANCIAL ASSET OF CONCESSION

Consolidated
As of December 31, 2011	1,376,664
Additions	186,908
Effect of change in depreciation rates	399,527
Change in the fair value	35,211
Disposal	(2,488)
As of June 30, 2012	1,995,821

The balance refers to the fair value of the financial asset in relation to the right established in the energy distributors’ concession agreements to receive payment on reversal of the assets to granting authorities at the end of the concession.

As mentioned in Note 14, ANEEL reviewed the depreciation rates for the electricity sector assets in the first quarter of 2012. The new rates came into effect on January 1, 2012 and on average, increased the useful life of the electric energy distribution assets.

Management believes that this fact changed the contractual conditions of concession related to reimbursement of investments performed in the infrastructure linked to the services rendered.

Therefore, based on the new useful lives specified by the regulatory body, the Company recalculated the financial asset at January 1, 2012, which corresponds to the amount subject to indemnification at the end of the concession, which will be recovered directly from granting authorities and as a result, the amount of R$ 399,527 was recognized as an increment to the asset, set against the intangible concession asset to adequate the portion which will be recovered through services rendered (sale of energy).

Under the current tariff model, interest on the asset is recognized in profit or loss on billing the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to fair value is recognized  in Other Comprehensive Income.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Receivables - consortia	27	27	-	-
Advances - Fundação CESP	19,329	15,518	-	-
Advances to suppliers	33,600	37,951	-	-
Pledges, funds and tied deposits	675	1,548	165,965	115,517
Fund tied to foreign currency loans	-	-	33,180	29,774
Orders in progress	193,551	156,524	-	-
Outside services	12,841	10,962	-	-
Reimbursement RGR	3,787	4,590	-	1,909
Advance to energy purchase agreements	53,173	44,399	48,969	58,620
Collection agreements	43,868	57,377	-	-
Prepaid expenses	50,051	5,695	801	1,355
Receivables - Business acquisitions	-	-	23,950	13,950
Prepayments for employees	15,345	4,751	-	-
Other	89,414	70,596	62,366	58,337
Total	515,659	409,938	335,231	279,461

(12)    INVESTMENTS

	Parent company
	June 30, 2012	December 31, 2011
Permanent equity interests - equity method
By equity method of the subsidiary	5,305,641	5,357,729
Value-added of assets, net	1,182,905	1,251,131
Goodwill	6,054	6,054
Total	6,494,600	6,614,915

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

12.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		June 30, 2012				June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2011
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the period	Shareholders´ Equity Interest		Equity in Subsidiaries
CPFL Paulista	177,909	6,174,731	177,909	855,692	269,216	855,692	897,984	269,216	305,148
CPFL Piratininga	53,031,259	2,359,426	92,183	365,101	95,128	365,101	388,980	95,128	190,809
CPFL Santa Cruz	371,772	291,929	60,169	117,338	16,885	117,338	116,634	16,885	15,112
CPFL Leste Paulista	895,733	163,428	23,975	66,142	4,117	66,142	68,587	4,117	6,527
CPFL Sul Paulista	463,482	146,332	24,866	62,107	6,482	62,107	64,465	6,482	8,326
CPFL Jaguari	212,126	119,218	16,428	41,596	4,286	41,596	43,430	4,286	6,821
CPFL Mococa	121,761	87,153	15,945	36,090	2,533	36,090	37,634	2,533	2,903
RGE	807,168	3,069,771	901,787	1,252,225	140,396	1,252,225	1,267,268	140,396	115,186
CPFL Geração	205,487,716	4,587,469	1,039,618	2,495,482	154,803	2,495,482	2,483,750	156,496	131,077
CPFL Jaguari Geração (*)	40,108	46,888	40,108	46,849	4,466	46,849	47,909	4,466	4,450
CPFL Brasil	11,998	1,614,380	11,999	85,540	36,522	(104,760)	(112,633)	37,834	81,464
CPFL Planalto (*)	630	8,096	630	5,731	5,101	5,731	8,225	5,101	6,541
CPFL Serviços	1,482,334	49,437	19,966	32,470	7,900	32,470	25,330	7,900	1,514
CPFL Atende (*)	1	19,508	13,991	15,094	1,522	15,094	14,329	1,522	935
Nect (*)	2,059	12,750	2,059	5,402	3,253	5,402	3,859	3,253	403
CPFL Total (*)	19,005	31,003	19,005	21,163	2,170	11,142	-	1,142	-
CPFL Jaguariuna (*)	284,430	2,506	2,926	1,936	(41)	1,936	1,977	(41)	(70)
CPFL Telecom	19,900	6	20	6	-	6	-	-	-
Total						5,305,641	5,357,729	756,714	877,146

(*) Number of quotes

The amounts related to the subsidiaries CPFL Geração and CPFL Brasil were adjusted for equity purposes, due to the effects of CPFL Renováveis business combination (note 12.4).

Changes on investments in subsidiaries are as follows:

Investment	Investment as of December 31, 2011	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Capital reserve	Dividend and interest on shareholders´ equity	Investment as of June 30, 2012
CPFL Paulista	897,984	-	269,216	9,333	-	(320,842)	855,692
CPFL Piratininga	388,980	-	95,128	4,544	-	(123,550)	365,101
CPFL Santa Cruz	116,634	-	16,885	2,159	-	(18,340)	117,338
CPFL Leste Paulista	68,587	-	4,117	1,446	-	(8,008)	66,142
CPFL Sul Paulista	64,465	-	6,482	1,044	-	(9,884)	62,107
CPFL Jaguari	43,430	-	4,286	567	-	(6,687)	41,596
CPFL Mococa	37,634	-	2,533	554	-	(4,631)	36,090
RGE	1,267,268	-	140,396	3,705	-	(159,144)	1,252,225
CPFL Geração	2,483,750	-	156,496	-	(1,693)	(143,071)	2,495,482
CPFL Jaguari Geração	47,909	-	4,466	-	-	(5,526)	46,849
CPFL Brasil	(112,633)	9,000	37,834	-	(1,312)	(37,649)	(104,760)
CPFL Planalto	8,225	-	5,101	-	-	(7,595)	5,731
CPFL Serviços	25,330	-	7,900	-	-	(760)	32,470
CPFL Atende	14,329	-	1,522	-	-	(757)	15,094
Nect	3,859	-	3,253	-	-	(1,710)	5,402
CPFL Total	-	10,000	1,142	-	-	-	11,142
CPFL Jaguariuna	1,977	-	(41)	-	-	-	1,936
CPFL Telecom	-	6	-	-	-	-	6
	5,357,729	19,006	756,714	23,352	(3,005)	(848,155)	5,305,641

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

12.1.1 – Corporate restructuring of Bio Itapaci (CPFL Telecom)

The Board of Directors’ meeting on June 27, 2012, approved the acquisition, by CPFL Energia, of 100% of the shares representing the total capital of CPFL Bio Itapaci held by the subsidiary CPFL Brasil.

Also in June 2012, the corporate name of CPFL Bio Itapaci was changed to CPFL Telecom S.A., and the corporate purpose became the provision and exploration of services in the area of telecommunications and participation in the capital of other companies with similar business activities.

As this transaction was between companies under the same control,  it is not within the scope of application of CPC 15/IFRS 3 and it was recorded at cost.

12.2 – Net adjustment to fair value, upon Business Combination and goodwill

Net adjustment to fair value, upon Business Combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been presented in intangible assets in the consolidated financial statements (note 14).

12.3 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on Shareholders´ Equity		Total
Investment	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
CPFL Paulista	293,237	-	25,367	-	318,604	-
CPFL Piratininga	-	-	5,879	-	5,879	-
CPFL Santa Cruz	13,892	-	4,087	-	17,979	-
CPFL Leste Paulista	5,776	-	2,051	-	7,827	-
CPFL Sul Paulista	14,421	6,996	3,390	1,130	17,811	8,126
CPFL Jaguari	11,860	6,891	2,370	790	14,229	7,682
CPFL Mococa	2,969	-	1,527	-	4,496	-
RGE	170,168	76,413	90,132	30,044	260,300	106,457
CPFL Geração	-	-	35,337	-	35,337	-
CPFL Brasil	-	-	564	-	564	-
CPFL Serviços	3,648	3,648	646	-	4,294	3,648
CPFL Atende	337	-	357	-	694	-
Nect	1,710	-	-	-	1,710	-
	518,019	93,949	171,705	31,964	689,724	125,913

After resolution of the AGM/EGM, the Company recorded in the half-year, dividends and interest on equity receivable of R$ 740,789 for 2011. During the first half-year, the subsidiaries paid R$ 268,239 to the Company. Additionally, the subsidiaries declared interim interest on shareholders’ equity of R$ 107,366 (R$ 91,261 net of income tax withheld at source) during the half-year based on the profits of the first half-year of 2012. As a result of the Board of Directors’ approval in June 2012, this amount was recorded as dividend and interest on shareholders´ equity  receivable.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

12.4 – Business combinations – 2011

12.4.1 – CPFL Renováveis corporate restructuring

In April 2011, with the objective of consolidating experience in the renewable energy sector and increasing synergies, the Company signed an agreement with the shareholders of ERSA Energia Renováveis S.A (“ERSA”) to merge renewable energy assets and projects held in its subsidiaries (in the case of CPFL, assets of the subsidiaries CPFL Geração and CPFL Brasil). After a series of planned restructurings, fully detailed in Financial Statements as of December 31, 2011, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA as majority shareholders, resulting in the creation of CPFL Energias Renováveis S.A.

In relation to CPFL Renováveis, the business combination is still at the measurement period.

According the shareholders’ agreement of CPFL Renováveis, in the event the indirect subsidiary fails going public  an initial public offering (IPO) within 2 years of the date of signing of the agreement, up to August 24, 2013, all of the non-controlling shareholders of CPFL Renováveis, individually, are entitled to sell their shares to CPFL Energia or to any third party(ies) nominated by CPFL Energia, and CPFL Energia has the obligation  to buy them, paying in cash, shares issued by CPFL Energia or a combination of cash and shares.

12.5 – Business combinations - 2012

Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. e Atlântica V Parque Eólico S.A. (“Atlântica Complex”)

In January 2012, the indirect subsidiary CPFL Renováveis signed a share purchase agreement with Cobra Instalaciones Y Servicios S.A., with the objective of acquiring 100% of the shares in Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A.. These companies hold authorizations to generate electric energy from wind power under the Independent Producer  System, for a period of 35 years, by installation of their respective wind power plants, with joint installed power of 120 MW (physical information not reviewed by the indenpendent auditors).

ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012. The amount of R$ 24 million was paid to the sellers in March 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Bons Ventos Geradora de Energia S.A.

According to an Announcement to the Market, published on June 19, 2012, the indirect subsidiary CPFL Renováveis acquired the total capital stock of BVP S.A., a subsidiary of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). The total price of the acquisition was R$ 1,090 million, involving: (i) the payment to the sellers of the amount of R$ 445 million; (ii) the assumption of net debt in the amount of R$ 439 million; and (iii) R$ 128 million for settlement of debentures issued by Bons Ventos Geradora de Energia S.A. Furthermore, the agreement also provides for the payment to the sellers of the amount of approximately R$ 79 million, after completion of the audit of the adjusted balance sheet, scheduled for the third quarter of 2012.

Bons Ventos has an authorization granted by ANEEL to exploit the Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada wind power plants, with installed capacity of 157,5 MW. These wind power plants are located in the State of Ceará and are in full commercial operation. All the energy has been contracted to Eletrobrás for twenty years, under the PROINFA Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica) (physical information not reviewed by the independent auditors).

As per the Material Fact published on June 19, 2012, ANEEL has approved transfer of the control of BVP to the Company.

The purchase and sale agreement is subject to obtaining the prior consent of ANEEL, the banks and other competent regulatory authorities.

a)   Additional information on the acquisition of the subsidiaries Atlântica Complex and BVP (estimated).

	Atlântica Complex	Bons Ventos
	March 23,2012	June 19, 2012
Cash and cash equivalents transferred as consideration by the acquirers:
Cash transferred or to be transferred to shareholders	24,000	445,124
Cash tranferred directly to BVP to debt payment and sellers expenses	-	127,548
Estimatimed price adjustment to be paid to sellers according to contractual obligations registered as Accounts payable	-	78,551
Total transfered consideration (paid)	24,000	651,223

b)   Assets acquired and liabilities recognized on the acquisition date

In relation to the acquisition of the Atlântica Complex and Bons Ventos, all the consideration transferred (paid) was allocated to assets acquired and liabilities assumed at their fair values, including the intangible assets associated with the authorized exploration rights, and will be amortized over the remaining terms of the authorizations linked to exploration of the ventures purchased. Consequently, as the whole amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for this transaction.

Allocation of the amount paid was based on a financial and economic appraisal issued by specialists contracted by the subsidiary’s Management and by analyses made by Management itself.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

The Management of CPFL Renováveis does not expect the amount allocated as the right to exploit these acquisitions to be deductible for tax purposes on the acquisition date, and has therefore recorded deferred income tax and social contribution in relation to the difference between the amounts allocated and the tax bases of these assets.

The initial accounting for the acquisitions of Atlântica Complex and Bons Ventos was determined provisionally at February 29, 2012 and May 31, 2012, respectively. The necessary market appraisals and other calculations had not been finalized by the date on which the interim financial statements were completed and consequently, were only determined provisionally, based on Management’s best estimate of the probable values of these acquisitions.

	Atlântica Complex	Bons Ventos
	March 23,2012	June 19, 2012
Current assets:
Cash and cash equivalents	186	28,092
Receivables	-	16,232
Taxes recovarable	-	5,116
Prepaid expenses	121	848
Other Current Assets	37	1,023

Noncurrent assets:
Tied financial investments	-	38,752
Deferred taxes	-	57,121
Other credits		10,000
Fixed Assets	6,243	571,495

Liabilities:
Suppliers	54	14,430
Loans and debentures	-	39,324
Tax and labour liabilities	4	4,571
Consumers prepayment	-	17,553
Other liabilities	-	603

Noncurrent liabilities:
Loans and debentures	-	455,239
Suppliers	-	5,818
Deferred taxes	-	7,675
Reserve for disposal of assets and environmental liabilities	-	14,144
Acquired net assets	6,529	169,322

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

c)   Determination of intangible assets (exploration rights)

	Atlântica Complex	Bons Ventos
	March 23,2012	June 19, 2012

Consideration to be transferred (paid)	24,000	651,223
Less: Fair value of identifiable acquired net assets	(6,528)	(169,322)
Amount allocated as a right of exploitation	17,472	481,901
Taxes effects	9,001	248,252
Amount allocated to right of exploitation after taxes effects	26,473	730,153

The difference between the considerations transferred (paid) and the fair value of the net identifiable assets acquired was allocated as exploration rights as it is linked to the regulated activity and based on an economic and financial report prepared by specialists contracted by Management. These amounts, adjusted for tax effects, will be amortized over the remaining term of the authorizations to exploit the ventures, over an estimated average term of 23 years for the Atlântica Complex and 21 years for Bons Ventos.

d)   Net cash outflow on acquisition of the subsidiaries

	Atlântica Complex	Bons Ventos
	March 23,2012	June 19, 2012
Cash consideration	24,000	651,223
Less: acquired cash and cash equivalents	(186)	(28,092)
Net cash of acquisition	23,814	623,131

e)   Impact of the acquisitions of the Atlântica Complex and Bons Ventos on the profit and loss of CPFL Renováveis at June 30, 2012

The acquisition of Atlântica Complex was completed on March 23, 2012, with the opening balance sheet as at February 29, 2012. The interim financial statements on June 30, 2012 therefore include four months of this indirect subsidiary’s operations.

The acquisition of Bons Ventos was completed on June 19, 2012, with the opening balance sheet as at May 31, 2012. As such, the impact of the result of one month’s operation of this company was taken into consideration in the consolidated interim financial statements for the half year ended in June 30, 2012.

BVP net operating revenue and loss for the period, from the acquisition date, were fully consolidated in CPFL Renováveis and corresponds to R$(12,588) and R$1,002 respectively.

CPFL Renováveis net operating revenue and net income, if the acquisition had occurred in January 1st 2012, would be impacted in R$57,463 and R$ (25,901).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Usina Ester

In March 2012, the subsidiary CPFL Renováveis acquired 100% of the  biomass power generation and water vapor assets of SPE Lacenas Participações Ltda., controlled by Usina Açucareira Ester (“Usina Ester”), which has authorization from ANEEL to exploit biomass power energy generation. Around 7 MW average of co-generation energy from Usina Ester was already commercialized in the 2007 alternative sources auction (LFA), for a period of 15 years and at an average selling price of R$ 177 per MWh (as at January 2012). The rest of the energy of 2.8 MW will be sold on the free market (physical information not reviewed by the independent auditors).

The total acquisition price was R$ 112 million, comprising, at the date of signing the contract, R$ 51 million to be paid to the sellers (consideration transferred) and assumption of a net debt of R$ 61 million.

The shares purchase agreement and therefore, the acquisition confirmation, is conditional on the prior agreement of ANEEL and other competent regulatory bodies. Since the price negotiation is still being finalized, the Company is not disclosing all the additional information required by CPC 15 (R1) in the interim statements at June 30, 2012, as this information is not yet available at the date of these statements.

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2011	246,853	1,577,892	2,316,149	3,066,272	3,509	15,785	1,065,615	8,292,076
Cost	250,757	1,926,694	2,757,021	4,006,964	8,799	21,657	1,065,615	10,037,508
Accumulated depreciation	(3,903)	(348,802)	(440,873)	(940,692)	(5,290)	(5,873)	-	(1,745,432)
								-
Additions	-	341	15,342	66,603	76	172	593,563	676,097
Disposals	-	(2,104)	(3,999)	(14,222)	(542)	(124)	(198)	(21,190)
Reversion of provision to environmental costs	-	(66,773)	-	-	-	-	-	(66,773)
Transfers	(18,543)	629,293	(700,662)	465,163	2,070	(111)	(377,210)	-
Transfers - other assets	-	(379)	382	8,602	17	1,666	(15,503)	(5,216)
Reclassification of cost	-	217,453	(333,674)	115,337	14	870	-	-
Depreciation	(10,685)	(42,628)	(28,922)	(87,775)	(613)	(1,090)	-	(171,713)
Disposal of depreciation	-	1,013	157	2,155	386	16	-	3,727
Reclassification of depreciation	-	(85,849)	118,799	(27,322)	(9)	(362)	-	5,258
Corporate restructuring - acquired in Business Combination	60	-	158,036	419,535	-	108	-	577,739
As of June 30, 2012	217,686	2,228,259	1,541,607	4,014,347	4,908	16,929	1,266,267	9,290,004
Cost	232,273	2,704,525	1,913,679	5,146,571	10,375	24,118	1,266,267	11,297,808
Accumulated depreciation	(14,588)	(476,265)	(372,072)	(1,132,223)	(5,466)	(7,189)	-	(2,007,804)

Average depreciation rate	-	4.22%	3.39%	4.35%	16.62%	11.04%

On February 4, 2012, with Resolution no 474,  ANEEL established new annual depreciation rates for the operational assets granted in the electricity sector. The new rates substitute those of the Electricity Sector Equity Control Manual – MCPSE, approved by Resolution no 367 of June 2, 2009, and came into effect on January 1, 2012. This resulted in a reduction in the useful life of the generation assets, and in conformity with CPC 23, the Company changed the depreciation of property, plant and equipment prospectively as from that date, resulting in an incremental in depreciation expense of R$ 5,862.

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see note 29.

As a result of reconciliation of the assets base for implementation of the Equity Control Manual, determined by ANEEL Resolution nº 367/2009, certain assets were reclassified, as shown under transfers and reclassification of depreciation.

During the half year, as a consequence of its practice of reviewing and updating provisions, the indirect subsidiary CPFL Renováveis revised its estimates of expenditure on social and environmental costs and, as a result, made a reversal in the amount R$ 66,773, against property, plant and equipment, where the provision had originally been made.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(14)  INTANGIBLE ASSETS

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities	Other intangible assets	TOTAL
Intangible asset at December 31, 2011	6,115	4,120,388	3,584,408	730,807	382,570	103,150	8,927,439
Cost	6,152	6,016,243	8,975,287	730,807	407,286	174,390	16,310,165
Amortization Accumulated	(37)	(1,895,854)	(5,390,879)	-	(24,716)	(71,239)	(7,382,726)

Additions	-	761,912	-	611,303	-	6,659	1,379,875
Amortization	-	(134,726)	(183,561)	-	(25,418)	(7,621)	(351,325)
Transfer - intangible assets	-	-	430,485	(430,485)	-	-	-
Transfer - financial asset	-	-	(399,527)	(186,908)	-	-	(586,435)
Transfer - other assets	-	-	331	-	-	1,671	2,002
Intangible asset at June 30, 2012	6,115	4,747,575	3,432,137	724,717	357,152	103,860	9,371,556
Cost	6,152	6,778,154	9,046,069	724,717	383,671	185,441	17,124,205
Amortization Accumulated	(37)	(2,030,580)	(5,613,932)	-	(26,519)	(81,582)	(7,752,649)

At June 30, 2012, from the total intangible assets acquired through business combinations, R$ 761,912 relate to CPFL Renováveis, due to acquisition of indirect subsidiary Atlântica Complex (R$ 26,473) and Bons Ventos (R$ 730,153) (note 12).

As mentioned in Note 10, as a result of ANEEL’s review of the useful life of electric energy distribution assets, the distributors’ intangible concession asset amortization changed effective date from January 1, 2012. Additionally to the effects described in note 10, related to transfer from intangible assets to financial asset, on average, the useful life of these assets increased. Consequently, and in conformity with CPC 23, the Company changed the amortization of the intangible asset prospectively as from that date, resulting in a decrease of R$ 29,011 in amortization expense in the semester.

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries is capitalized to qualifying intangible assets. For further details of construction assets and fund raising costs, see note 29.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

14.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

	Consolidated
	June 30, 2012			December 31, 2011	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2012	2011
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(129,337)	175,524	184,743	6.05%	6.33%
CPFL Piratininga	39,065	(15,890)	23,175	24,264	5.58%	5.99%
RGE	3,150	(914)	2,236	2,345	6.90%	6.81%
CPFL Geração	54,555	(22,328)	32,226	33,659	5.28%	5.63%
CPFL Santa Cruz	9	(4)	5	6	16.25%	21.17%
CPFL Leste Paulista	3,333	(1,391)	1,942	2,212	16.16%	20.30%
CPFL Sul Paulista	7,288	(2,968)	4,321	4,973	17.90%	18.98%
CPFL Jaguari	5,213	(2,268)	2,945	3,320	14.40%	22.68%
CPFL Mococa	9,110	(3,912)	5,198	6,031	18.29%	19.87%
CPFL Jaguari Geração	7,896	(1,421)	6,476	6,777	7.64%	8.17%
	434,480	(180,431)	254,048	268,331

Subsidiaries
ENERCAN	10,233	(3,344)	6,889	7,210	6.27%	6.90%
Barra Grande	3,081	(1,281)	1,800	1,884	5.49%	5.98%
Chapecoense	7,376	(531)	6,845	7,075	6.06%	4.08%
EPASA	499	(31)	468	479	4.76%	3.85%
CPFL Renováveis	3,080,491	(65,997)	3,014,495	2,299,807	3.10%	3.82%
Other	14,478	(12,313)	2,166	2,527	4.99%	4.99%
	3,116,157	(83,495)	3,032,662	2,318,983

Subtotal	3,550,637	(263,927)	3,286,710	2,587,314

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(768,088)	352,178	361,908	1.74%	1.68%
CPFL Geração	426,450	(246,620)	179,830	188,367	4.00%	4.25%
Subtotal	1,546,716	(1,014,708)	532,008	550,274

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(506,753)	567,273	596,709	5.48%	5.75%
CPFL Piratininga	115,762	(47,086)	68,675	71,903	5.58%	5.99%
RGE	310,128	(97,562)	212,566	222,894	6.49%	6.58%
CPFL Santa Cruz	61,685	(40,087)	21,598	24,698	10.05%	13.10%
CPFL Leste Paulista	27,034	(14,625)	12,408	14,289	13.91%	15.59%
CPFL Sul Paulista	38,168	(20,382)	17,786	20,557	14.52%	15.16%
CPFL Mococa	15,124	(8,387)	6,737	7,838	14.56%	15.34%
CPFL Jaguari	23,600	(12,832)	10,768	12,354	13.44%	16.72%
CPFL Jaguari Geração	15,275	(4,230)	11,044	11,559	6.73%	7.20%
Other	-	-	-	-
Subtotal	1,680,801	(751,945)	928,856	982,800

Total	6,778,154	(2,030,580)	4,747,574	4,120,388

The amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the rest of the concession term, and these projections are reviewed annually.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(15)  SUPPLIERS

	Consolidated
	June 30, 2012	December 31, 2011
Current
System Service Charges	18,353	33,794
Energy purchased	857,250	730,790
Electricity Network Usage Charges	168,806	150,013
Materials and Services	272,497	247,085
Free Energy	82,076	78,432
Other	30	30
Total	1,399,011	1,240,143

Non current
Material and supplies	5,818	-
Total	5,818	-

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	June 30, 2012				December 31, 2011
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	25	3,670	2,958	6,652	34	3,690	4,802	8,526
BNDES/BNB - Investment	24,165	588,048	4,355,294	4,967,506	25,032	542,153	4,071,103	4,638,287
BNDES - Property income	62	2,590	7,590	10,242	49	2,039	5,042	7,130
BNDES - Working capital	402	85,597	6,895	92,894	687	111,129	36,928	148,743
Financial Institutions	159,140	501,712	1,989,323	2,650,176	119,804	221,142	1,507,927	1,848,874
Other	779	11,306	26,055	38,140	782	13,154	28,327	42,263
Subtotal	184,574	1,192,922	6,388,115	7,765,611	146,388	893,307	5,654,129	6,693,824

Foreign currency
Financial Institutions	476	2,220	46,552	49,248	444	3,107	42,769	46,320

Total at Cost	185,050	1,195,142	6,434,667	7,814,859	146,832	896,414	5,696,898	6,740,144

Measured at fair value
Foreign currency
Financial Institutions	18,804	-	2,035,287	2,054,091	18,697	-	1,685,557	1,704,254

Total at fair value	18,804	-	2,035,287	2,054,091	18,697	-	1,685,557	1,704,254

Total	203,854	1,195,142	8,469,954	9,868,950	165,530	896,414	7,382,455	8,444,398

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	June 30, 2012	December 31, 2011	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	6,652	8,526	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from september 2007 to july 2008	CPFL Energia guarantee and Promissory Note
BNDES/BNB - Investment
CPFL Paulista - FINEM III	40,345	53,807	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Paulista - FINEM IV	160,318	192,429	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	187,490	199,692	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	72,392	64,873	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	63,382	67,613	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	23,967	31,963	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Piratininga - FINEM III	66,823	80,207	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	100,951	109,734	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,398	35,611	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	30,055	32,062	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
RGE - FINEM III	11,211	22,429	TJLP + 5.0%	60 monthly installments from january 2008 to december 2012	Receivables / CPFL Energia guarantee
RGE - FINEM IV	102,051	122,492	TJLP + 3.28 to 3.4%	60 monthly installments from january 2010 to december 2014	Receivables / CPFL Energia guarantee
RGE - FINEM V	113,596	109,962	TJLP + 2.12 to 3.3%	72 monthly installments from february 2012 to January 2018	Receivables / CPFL Energia guarantee
RGE - FINEM V	23,252	23,308	Fixed rate 5.5%	96 monthly installments from february 2013 to January 2021	Receivables / CPFL Energia guarantee
RGE - FINAME	15,082	16,089	Fixed rate 4.5% to 10%	96 monthly installments from january 2012 to december 2021	CPFL Energia guarantee, Tied to the asset acquired
RGE - FINAME II	435	-	Fixed rate 10,0%	90 monthly installments from May 2012	Assets related to fiduciary
CPFL Santa Cruz	6,767	8,007	TJLP + 2.0% to 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Mococa	3,649	4,258	TJLP + 2.90%	54 monthly installments from january 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	3,186	3,732	TJLP + 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	4,794	5,497	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	5,191	5,952	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
BAESA	96,776	104,649	TJLP + 3.125% to 4.125%	144 monthly installments from september 2006	Pledge of shares, credit rights and revenue
BAESA	23,515	23,356	UMBND + 3.125% (1)	144 monthly installments from november 2006	Pledge of shares, credit rights and revenue
ENERCAN	224,116	240,780	TJLP + 4%	144 monthly installments from april 2007	Letters of guarantee
ENERCAN	15,821	15,685	UMBND + 4%	144 monthly installments from april 2007	Letters of guarantee
CERAN	483,408	508,179	TJLP + 3.69% to 5%	168 monthly installments from december 2005	CPFL Energia guarantee
CERAN	56,546	55,288	UMBND + 3.69% to 5% (1)	168 monthly installments from february 2006	CPFL Energia guarantee
Foz do Chapecó	1,016,027	1,044,312	TJLP + 2.49% to 2.95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis - FINEM I	400,687	416,677	TJLP + 1.95%	168 monthly installments from october 2009 to July 2011	PCH Holding a joint debtor, Letters of guarantee
CPFL Renovaveis - FINEM II	37,109	38,818	TJLP + 1.9%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renováveis - FINEM III	689,535	426,119	TJLP + 1.72% to 1.9%	156 to 192 monthly installments from January 2012 to may 2013	Mortgage,equipment and CPFL Energia guarantee
CPFL Renovaveis - FINEM IV	-	5,374	TJLP 3.5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables
CPFL Renovaveis - FINEM V	130,265	136,002	TJLP + 2.8% to 3.4%	143 monthly installments from december 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
CPFL Renováveis - FINEM VI	51,014	-	TJLP + 2.05%	176 to 194 installments from October 2013 and April 2015	CPFL Renováveis pledge of shares, pledge of receivables
CPFL Renovaveis - FINEM VII	224,381	-	TJLP + 1.92%	156 monthly installments from October 2010 to September 2023	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renováveis - FINAME I	198,241	179,188	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renovaveis - FINAME II	34,992	37,356	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
Epasa - FINEM	101,084	102,782	TJLP + 1.82%	152 monthly installments from January 2012	CPFL Energia guarantee
Epasa - BNB	109,170	109,137	Fixed rate 10%	132 monthly installments from january 2013	Bank guarantee
CPFL Brasil - FINEP	4,483	4,868	Fixed rate 5%	81 monthly installments from august 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	5,563	3,624	TJLP + 1.72% to 2.84%	36 monthly installments from may 2009	Tied to the asset acquired
CPFL Brasil - Purchase of assets	4,680	3,508	Fixed rate 4.5% to 8.70%	96 monthly installments from march 2012	CPFL Energia guarantee
CPFL Piratininga - Working capital	50,660	78,276	TJLP + 5.0% (2)	24 monthly installments from february 2011 and october 2011	No guarantee
CPFL Geração - FINEM - Working capital	28,043	42,077	TJLP + 4,95%	24 monthly installments from july 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	14,191	28,389	TJLP + 4.95% (2)	23 monthly installments from february 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	21,949	26,589	IGP-M + 7.42%	240 monthly installments from may 1994	Receivables
Banco do Brasil	104,942	105,435	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	235,028	224,124	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	168,278	160,528	99.00% of CDI	2 annual installments from march 2013.	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	21,616	20,613	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	21,704	20,671	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	281,786	266,046	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	59,689	59,438	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	19,392	18,551	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,538	7,113	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	11,999	11,479	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,490	9,948	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	19,937	19,073	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	19,578	18,576	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
Banco IBM S/A	6,580	-	100.0% of CDI	Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	10,059	9,623	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,305	3,114	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
Banco IBM S/A	6,098	-	100.0% of CDI	Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,060	2,029	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,621	6,298	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
Banco IBM S/A	18,793	-	100.0% of CDI	Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Geração
Banco do Brasil	625,988	628,632	107.0% of CDI	1 installment in april 2015	CPFL Energia guarantee
Foz do Chapecó
Banco Alfa	-	3,911	111.45% of CDI	1 installment in january 2012	No guarantee
CPFL Renovaveis
Banco Safra	42,810	42,925	CDI+ 0.4%	annual installment 2014	No guarantee
Banco Safra	31,938	32,022	CDI + 0.4%	annual installment 2014	No guarantee
BNB	148,685	152,136	TJLP + 8.08%	168 monthly installments from January 2009	Fiduciary alienation
BNB	189,186	-	Fixed rate 10% p.a.	222 monthly installments from May 2010 up to October 2029	CPFL Energia guarantee
HSBC	397,975	-	CDI + 0.5%	Semi-annual interest installments from December 2012 and annual installment in June 2013	Shares alienation
NIB	76,938	-	IGPM + 8.63% p.a.	Quarter installments from June 2011 up to September 2023	No guarantee
Banco do Brasil - Working capital	80,215	-	108.5% of DI	Single installment in July 2012	No guarantee

Other
Eletrobrás
CPFL Paulista	8,599	9,046	RGR + 6.0% to 6.5%	monthly installments up to december 2022	Receivables and promissory notes
CPFL Piratininga	631	707	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
RGE	15,215	16,264	RGR + 6%	monthly installments up to june 2020	Receivables and promissory notes
CPFL Santa Cruz	3,094	3,381	RGR + 6%	monthly installments up to april 2018	Receivables and promissory notes
CPFL Leste Paulista	918	986	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
CPFL Sul Paulista	1,498	1,629	RGR + 6%	monthly installments up to december 2021	Receivables and promissory notes
CPFL Jaguari	85	93	RGR + 6%	monthly installments up to may 2017	Receivables and promissory notes
CPFL Mococa	360	383	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
Other	7,739	9,774
Subtotal Brazilian Currency - Cost	7,765,612	6,693,824

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Foreign Currency

Financial institutions
CPFL Paulista (4)
Debt Conversion Bond	-	1,119	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	4,515	5,064	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	18,283	16,403	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	26,449	23,734	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	49,248	46,320

Total Measured at cost	7,814,859	6,740,144

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	214,163	195,602	US$ + 2.78% (3)	1 installment in june 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	107,039	95,259	US$ + 2.74% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	106,245	94,364	US$ + 2.55% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Morgan Stanley	106,069	95,086	US$ + Libor 6 months + 1.75% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
Bank of America	221,580	196,645	US$ + 3.69% (3)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
Bank of America	317,588	282,012	US$ + 2.33% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
Societe Generale	47,492	42,106	US$ + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	106,147	95,165	US$ + Libor 6 months + 1.77% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
HSBC	50,549	44,782	US$ + Libor 6 months + 2.37%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	63,953	56,862	USD + 2.62% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	212,310	188,538	USD + 2.52% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Societe Generale	62,316	55,249	USD + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	16,949	15,190	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Sumitomo	105,893	94,845	US$ + Libor 6 months + 1.75%(3)(***)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	132,221	118,524	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
RGE
Citibank	145,575	-	US$ + Libor 6 months + 1.45% (5)	Single installment in April 2017	CPFL Energia guarantee and promissory notes

CPFL Leste Paulista
Citibank - Law 4131	10,021	8,972	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank - Law 4131	10,021	8,972	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank - Lei 4131	9,192	8,233	US$ + Libor 6 months + 1.57%(3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank - Law 4131	8,768	7,849	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,054,091	1,704,254

Total - Consolidated	9,868,950	8,444,398

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 143.9% do CDI	(3) 95.50% up 106.85% of CDI
(2) 106.3%	(5) 108 % of CDI
(4)As certain assets are dollar indexed (Note 11), a partial swap of R$ 22,084 was contracted, converting the currency variation to 102.5% of the CDI.

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%
RGE - 98.5% of CDI + 2.5%p.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% CDI + 2.28%

(**) Efective rate:
CPFL Paulista - 99.0% of CDI + 0.5% and CPFL Piratininga - 99.0% of CDI + 2.4%
RGE - 99.0% of CDI + 2.38% p.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 2.88%

(***) Efective rate:
CPFL Piratininga - 98.65% of CDI + 0.10%

In conformity with CPCs 38 and 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classifying the financial liabilities as measured at fair value is to offset the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. At June 30, 2012, the total balance of the debt measured at fair value was R$ 2,054,091 (R$ 1,704,254 at December 31, 2011), and the corresponding amounts at the amortized cost are as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	June 30, 2012
	Value at cost			Measured at fair value recorded
Foreign currency	Interest - current and noncurrent	Principal
Measured at fair value		Noncurrent	Total
CPFL Paulista
BNP Paribas	17	213,988	214,005	214,163
J.P.Morgan	1,368	104,520	105,888	107,039
J.P.Morgan	1,103	104,520	105,623	106,245
Morgan Stanley	745	104,520	105,265	106,069
Bank of America	3,621	209,040	212,661	221,580
Bank of America	3,430	313,560	316,990	317,588
Societe Generale	669	45,205	45,874	47,492
Citibank	736	104,520	105,256	106,147
HSBC	334	50,170	50,503	50,549
	12,022	1,250,043	1,262,065	1,276,872
CPFL Piratininga
BNP Paribas	694	62,712	63,406	63,953
J.P.Morgan	2,180	209,040	211,220	212,310
Societe Generale	877	59,315	60,192	62,316
Citibank	141	16,723	16,864	16,949
Sumitomo	886	104,186	105,072	105,893
	4,778	451,976	456,754	461,421
RGE
Citibank	638	146,328	146,966	145,575
CPFL Geração
Citibank	1,099	130,650	131,749	132,221
CPFL Sul Paulista
Citibank	67	9,961	10,028	10,021
CPFL Leste Paulista
Citibank	67	9,961	10,028	10,021
CPFL Mococa
Citibank	59	8,716	8,775	8,768
CPFL Jaguari
Citibank	73	9,114	9,187	9,192

	18,803	2,016,750	2,035,553	2,054,091

The changes in the fair values of these debts are recognized in the financial income (expense) of the Company and its subsidiaries. The losses of R$ 18,538 (R$ 7,359 at December 31, 2011) obtained by marking the debts to fair value together with the effects of R$ 2,789 (loss of R$ 1,241 at December 31, 2011) of marking to market the derivative financial instruments contracted to protect against exchange rate variations (Note 32), resulting in a total loss of R$ 15,749 (R$ 8,600  at December 31, 2011).

Main fund-raising in the year:

Brazilian currency

BNDES/BNB – Investment:

FINAME I (CPFL Renováveis) – In 2010, the subsidiary CPFL Brasil obtained approval for financing from the BNDES of R$ 398,547, which will be used for the indirect subsidiaries CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. As a result of the corporate restructuring in 2011, described in note 12, these debts have been recorded in the subsidiary CPFL Renováveis since August 1, 2011. The amount of R$ 323,959 was released in 2012 and the outstanding amount of R$ 74,588 is scheduled for release by December 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

FINEM III (CPFL Renováveis) – In 2010, the subsidiary CPFL Geração obtained approval for financing from the BNDES of R$ 574,098, which will be used for the indirect subsidiaries Santa Clara I to VI and Eurus VI. As a result of the corporate restructuring in 2011, described in note 12, these debts have been recorded in the subsidiary CPFL Renováveis since August 1, 2011. The amount of R$ 525,012 was released in 2012 and the outstanding amount of R$ 49,086 is scheduled for release by April 2013.

FINEM VI - CPFL Renováveis (Salto Goes) - In 2012, the BNDES approved financing of up to  R$ 85.244 to be used in the construction of a SHP. R$ 50,653 was released in the half year and the outstanding balance, of R$ 34,591, is scheduled for release by April 2013. The financing is to be amortized as from October 2013, with a term of 19 months.

FINEM VII, BNB Banco do Nordeste do Brasil e NIB Nordic Investment Bank - CPFL Renováveis (Bons Ventos) –The indirect subsidiary, Bons Ventos, acquired within the context of the business combination described in note 12, had these transactions with BNDES, BNB and NIB, which were consolidated in the Company’s financial statements as from June 2012.

Financial institutions:

Banco IBM S/A (CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) – In 2012, the subsidiaries obtained approval for financing from Banco IBM of R$ 31,471. The purpose of this financing is to reinforce working capital and the entire approved amount was released in the first half year of 2012.

HSBC - CPFL Renováveis–In June 2012, a financing operation was carried out between the indirect subsidiary Turbina 15 and Banco HSBC, for the purposes of investment to acquire BVP, through the subsidiary issuing redeemable preferred shares. In this transaction, Banco HSBC paid in R$ 400,000 (R$ 395,805 net of costs). The preferred shares issued by Turbina 15 have annual redemption from June 2013 to June 2020 and pay calculated dividends half-yearly based on CDI + 0.5% p.a.

Banco do Brasil–Working capital (CPFL Renováveis) –In 2012, the indirect subsidiaries Atlântica I to Atlântica IV, Alvorada and Coopcana signed financing agreements with Banco do Brasil for working capital. Total financing was R$ 79,490 to be used in the construction of four wind farms and two biomass power plants. The full amount was released on signing of the agreement and the financing is scheduled to be amortized in July 2012.

Foreign currency

Financial institutions

Banco Citibank (RGE) –In March 2012, foreign currency loans of up to R$ 174 million were approved to cover working capital, of which R$ 128,590 was released in the first half year of 2012. The interest will be paid half-yearly and the principal will be paid in April 2017.

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From July 1, 2013	538,036
2014	1,968,584
2015	1,298,912
2016	1,281,591
2017	700,327
After 2017	2,663,967
Subtotal	8,451,416
Marking Market	18,538
Total	8,469,954

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within pre-determined parameters:

RGE - Citibank

The foreign currency financing received by the subsidiary RGE in 2012 from Citibank includes clauses that require the Company to maintain certain financial ratios within pre-established parameters:

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Renováveis

FINEM VII, BNB and NIB (Bons Ventos) and FINEM VI (Salto Goes)

•         Debt coverage ratio of 1.2 during the amortization period;

•         Own capitalization ratio of 25% or more during the amortization period.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Banco do Brasil – working capital

During this quarter, amendments were made to working capital financing agreements signed with Banco do Brasil by the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Sul Paulista and CPFL Leste Paulista, with the respective restrictive covenants to be calculated on the basis of the Company’s financial ratios. The new covenants are:

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

Details of these restrictive covenants are presented in the financial statements as of December 31, 2011.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are adequately complied with as of June 30, 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(17)  DEBENTURES

		Consolidated
		June 30, 2012				December 31, 2011
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	13,258	150,000	300,000	463,258	16,403	150,000	300,000	466,403

CPFL Paulista
3rd Issue	Single series	2,702	213,333	213,333	429,368	3,846	213,333	213,333	430,513
5th Issue	Single series	3,410	-	482,545	485,955	4,704	-	482,363	487,067
		6,111	213,333	695,878	915,323	8,551	213,333	695,696	917,580
CPFL Piratininga
3rd Issue	Single series	5,715	-	259,259	264,974	7,310	-	259,129	266,439
5th Issue	Single series	1,127	-	159,471	160,598	1,555	-	159,405	160,960
		6,842	-	418,730	425,572	8,865	-	418,534	427,399
RGE
3rd Issue	1st Series	435	33,333	33,333	67,101	609	33,333	33,333	67,275
	2nd Series	4,542	46,667	46,667	97,876	7,950	46,667	46,667	101,284
	3rd Series	1,038	13,333	13,333	27,704	1,848	13,333	13,333	28,514
	4th Series	734	16,667	16,667	34,068	1,226	16,667	16,667	34,560
	5th Series	734	16,667	16,667	34,068	1,226	16,667	16,667	34,560

5th Issue	Single series	491	-	69,732	70,223	680	-	69,699	70,379
		7,974	126,667	196,399	331,040	13,539	126,667	196,366	336,572
CPFL Santa Cruz
1st Issue	Single series	341	-	64,718	65,059	454	-	64,694	65,148

CPFL Brasil
2nd Issue	Single series	9,398	-	1,315,919	1,325,317	12,940	-	1,315,580	1,328,520

CPFL Geração
3rd Issuance	Single series	5,803	-	263,269	269,072	7,423	-	263,137	270,560
4th Issuance	Single series	4,841	-	677,718	682,559	6,666	-	677,527	684,193
		10,644	-	940,987	951,631	14,089	-	940,664	954,753
EPASA
3rd Issuance	Single series	7,454	14,077	54,040	75,571	3,670	5,480	62,364	71,514

BAESA
	1st Series	214	3,121	10,220	13,555	299	3,150	11,812	15,261
	2nd Series	176	2,595	8,434	11,205	245	2,584	9,691	12,520
		390	5,716	18,654	24,760	544	5,734	21,503	27,781
	1st Series	199	3,634	45,183	49,016	281	3,616	47,009	50,906
Enercan CPFL Renováveis
1st Issuance - SIIF	Single series	5,213	26,371	485,740	517,324	4,214	26,355	486,241	516,810
2nd Issuance - PCH Holding 2	Single series	-	-	165,356	165,356	-	-	-	-
1st Issuance - Renovaveis	Single series	4,717	-	426,326	431,043	-	-	-	-
		9,930	26,371	1,077,422	1,113,723	4,214	26,355	486,241	516,810

		72,541	539,798	5,127,931	5,740,271	83,552	531,185	4,548,651	5,163,388

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	Single series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	4,840	CDI +1.30%	CDI + 1.40%	1 single installment in June 2016	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee
5th Issue	Single series	1,600	CDI + 1.30%	CDI + 1.41	June, 1, 2016	CPFL Energia guarantee

RGE
3rd Issue	1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee

5th Issue	Single series	700	CDI + 1.30%	CDI + 1.43%	June, 1, 2016	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.40%	CDI + 1.52%	June 11, 2018	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	13,200	CDI + 1.40%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issuance	Single series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th Issuance	Single series	6,800	100% of CDI + 1.40% a.a.	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee

EPASA
3rd Issuance	Single series	130	113.5% of CDI	113.5% + 0.189%	48 monthly installments from September 2012	CPFL Energia guarantee

BAESA
	1st Series	9,000	CDI + 1.3%	100% of CDI + 0.43%	Quarterly with settlement in August 2016	Letters of guarantee
	2nd Series	8,100	CDI + 1.3%	106% of CDI + 0.12%	Annual with settlement in August 2016	Letters of guarantee

Enercan	1st Series	110	100% of CDI + 1.25% a.a	111.10% of CDI	Quarterly with settlement in December 2025	No guarantees
CPFL Renováveis
1st Issuance - SIIF	Single series	528,649,076	TJLP + 1.00%	TJLP + 1.00% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary
2nd Issuance - PCH Holding 2	Single series	1,581	CDI + 1.60%	CDI + 1.60%	9 monthly installments from 2015 to 2023 and monthly interest from June 2015	guarantee
1st Issuance - Renovaveis	Single series	43,000	CDI + 1.70%	CDI + 1.70%	Annual installments from May 2015 and interest semi-annual installments from November 2012	Fiduciary

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104,87% do CDI
(2) 105.07% of CDI			(4) 104.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From July 1, 2013	668,132
2014	56,657
2015	346,460
2016	1,077,101
2017	1,115,523
After 2017	1,864,057
Total	5,127,931

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Amounts raised in the period

CPFL Renováveis

•         2nd issuance – unique series

In January 2012, the indirect subsidiary PCH Holding 2 S.A., subsidiary of CPFL Renováveis, issued debentures not convertible into shares, of R$ 158,193 (R$ 156,010 net of issue costs), maturing in 2023, to finance the acquisition of PCH Santa Luzia. The interest will be paid monthly from June 2015 and the principal will be paid in nine consecutive annual installments, starting in June 2015.

•         1st issuance – unique series

In May 2012, the indirect subsidiary CPFL Renováveis issued debentures not convertible into shares, of R$ 430,000 (R$ 426,327 net of issue costs), maturing in 2022, to finance the acquisition of Bons Ventos. The interest will be paid semi-annually from November 2012 and the principal will be paid in nine consecutive annual installments, starting in May 2015.

RESTRICTIVE COVENANTS

CPFL Renováveis

The debentures issued in 2012 by the indirect subsidiary PCH Holding 2 S.A. are subject to restrictive covenants in relation to changes in the corporate structure of the company itself or of the subsidiary CPFL Renováveis. There are also restrictive covenants that require the following financial ratios to be maintained:

•       Consolidated leverage ratio of 80% or less;

•       Ratio of debt coverage ratio of 1.15 or more.

CPFL Piratininga

During this quarter, amendments were made to the third issuance of CPFL Piratininga debentures, with the respective restrictive covenants to be calculated on the basis of the Company’s financial ratios. The new covenants are:

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Geração

During this quarter, amendments were made to the third issuance of CPFL Geração debentures, with the respective restrictive covenants changed to:

•         EBITDA divided by Financial Income (Expense) – from minimum of 2.00 to minimum of 2.25.

•         Net indebtedness divided by EBITDA - no changes compared to December 31, 2012.

The other debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters.  The details of these restrictive covenants are set forth in the December 31, 2011 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are adequately complied with as of June 30, 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(18)  PRIVATE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan  in force for the employees of the subsidiary CPFL Paulista, through Fundação CESP, was a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) until October 31, 1997, and after such date, a Mixed Benefit Plan for programmed retirement and a Benefit Plan for death and disability.

With the amendment of the Pension Plan in October 1997, the subsidiary recognized an obligation related to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit would be settled (260 installments) in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation as of June 30, 2012 is R$ 457,471 (R$ 452,756 as of December 31, 2011). At the end of each year, after the appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP Pension Plans. The contract amount differs from the accounting records of the subsidiary, which are in conformity with CPC 33.

Additionally, managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

The plans currently in effect for the employees of the subsidiary CPFL Piratininga, through Fundação CESP, are a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to March 31, 1998, and after that date, a Benefit Plan and a variable contribution.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in (260 installments) 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the obligation as of June 30, 2012 is R$ 127,653 (R$ 126,669 as of December 31, 2011).   At the end of each year, after the appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP Pension Plans. The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CPC 33.

Additionally, managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

III – RGE

A defined benefit  plan, with a benefit that equals to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only the employees whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined contribution  pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired after 1997.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is a defined contribution plan.

VI – CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, an obligation was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments), until October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at June 30, 2012 is R$ 9,065 (R$ 8,972 as of December 31, 2011). At the end of each year, after the appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP Pension Plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

VII – Changes in the defined benefit plans

Changes occurred in the period related to the net actuarial liability according to CPC 33 as shown as follows:

	June 30, 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total Asset
Actuarial liabilities /(assets) on January 1, 2012	352,422	77,982	7,899	438,303	(3,416)	(3,416)
Expense (income) recognized in income statement	(4,987)	(1,636)	(720)	(7,343)	2,300	2,300
Sponsors' contributions transferred during the period	(21,561)	(6,627)	(327)	(28,515)	(2,300)	(2,300)
Actuarial liabilities /(assets) at the end of the period	325,874	69,719	6,853	402,446	(3,416)	(3,416)
Other contributions	14,283	336	(52)	14,567	-	-
Subtotal	340,157	70,055	6,800	417,013	(3,416)	(3,416)
Other contributions RGE	-	-	-	2,931
Actuarial liabilities /(assets) on June 30, 2012	340,157	70,055	6,800	419,944

Current				41,224
Noncurrent				378,720		(3,416)

Incomes recognized as operating cost in the actuarial report are shown below:

	1st Semester 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Consolidated
Service cost	594	2,174	72	2,840
Interest on actuarial obligations	175,004	44,406	3,832	223,242
Expected return on plan assets	(180,585)	(48,216)	(4,490)	(233,291)
Amortization of unrecognized actuarial gains	-	-	(134)	(134)
Total income	(4,987)	(1,636)	(720)	(7,343)

	1st Semester 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Consolidated
Service cost	522	1,890	68	2,480
Interest on actuarial obligations	152,366	38,964	3,336	194,666
Expected return on plan assets	(184,672)	(48,944)	(4,351)	(237,967)
Amortization of unrecognized actuarial gains	(2,367)	(1,222)	(294)	(3,883)
Total income	(34,151)	(9,312)	(1,241)	(44,704)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2012 refers to the contributions in the period. The final amount to be recognized will be determined on preparation of the actuarial report, after analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions considered in the actuarial calculations, based on the actuarial report prepared for December 31, 2011 and 2010 were:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Nominal discount rate for actuarial liabilities:	10.35% p.a.	10.24% p.a.	10.35% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.69% p.a.	6.08% p.a.	6.69% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.6% p.a.	4.0% p.a.	4.6% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11.51% p.a, and CPFL Piratininga 11.72% p.a. (**) CPFL Paulista and CPFL Geração 12.73% p.a. and CPFL Piratininga 12.71% p.a.

(19)  REGULATORY CHARGES

	Consolidated
	June 30, 2012	December 31, 2011
Fee for the Use of Water Resources	1,738	3,591
Global Reverse Fund - RGR	26,670	28,060
ANEEL Inspection Fee	2,640	2,495
Fuel Consumption Account - CCC	47,827	65,121
Energy Development Account - CDE	50,706	45,879
Total	129,581	145,146

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(20)  TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated
	June 30, 2012	December 31, 2011
Current
ICMS (State VAT)	189,839	300,518
PIS (Tax on Revenue)	14,446	12,446
COFINS (Tax on Revenue)	66,101	59,429
IRPJ (Corporate Income Tax)	93,041	71,531
CSLL (Social Contribution Tax)	30,588	18,589
Income tax on interest on shareholders´ equity	16,105	-
Other	27,202	20,515
Total	437,322	483,028

Noncurrent
COFINS (Tax on Revenue)	-	165
Total	-	165

(21)  RESERVE FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2012		December 31, 2011
	Reserve for tax, civil and labor risks	Escrow Deposits	Reserve for tax, civil and labor risks	Escrow Deposits
Labor
Various	46,964	212,522	43,850	191,221

Civil
General Damages	10,275	109,642	13,114	95,429
Tariff Increase	8,445	46,832	8,948	31,242
Other	30,593	542	20,372	448
	49,314	157,016	42,434	127,119
Tax
FINSOCIAL	18,968	54,072	18,930	53,964
Income Tax	87,236	685,186	82,061	660,222
Interest on Shareholders’ Equity - PIS and COFINS	12,109	12,109	11,713	11,713
PIS and COFINS - Non-Cumulative Method	93,285	-	91,477	-
Other	45,897	70,227	44,580	68,370
	257,495	821,594	248,761	794,268

Various	3,112	16,526	3,077	16,008

Total	356,885	1,207,658	338,121	1,128,616

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

The change in the balances related to reserves for contingencies and escrow deposits are shown below:

	Consolidated
	December 31, 2011	Addition	Reversal	Payment	Monetary Restatement	Business combination	June 30, 2012
Labor	43,850	8,771	(1,149)	(4,507)	-	-	46,964
Civil	42,434	5,657	(1,676)	(7,101)	-	10,000	49,314
Tax	248,761	5,231	(364)	-	3,868	-	257,495
Other	3,077	35	-	-	-	-	3,112
Reserve for tax, civil and labor risks	338,121	19,693	(3,189)	(11,608)	3,868	10,000	356,885
Escrow Deposits	1,128,616	65,454	(6,580)	(9,265)	29,433	-	1,207,658

The labor, civil and tax reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for labor, civil and tax contingencies and judicial deposits are presented in the financial statements as of December 31, 2011.

Possible Losses - The Company and its subsidiaries are parties to other processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of June 30, 2012, the claims relating to possible losses were as follows: (i) R$ 354,372 for labor suits (R$ 340,833 as of December 31, 2011); (ii) R$ 570,229 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 553,648 as of December 31, 2011); and (iii) R$ 993,002 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 967,952 as of December 31, 2011).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the  Interim Financial Statements, or that might result in a significant impact on future earnings.

(22)  CHARGES FOR THE USE OF PUBLIC UTILITIES

	Consolidated
Companies	June 30, 2012	December 31, 2011	Number of remaining installments	Interest rates
CERAN	76,862	75,472	285	IGP-M + 9.6%p.a.
ENERCAN	10,783	10,782	275	IGP-M + 8%p.a.
BAESA	57,639	57,734	287	IGP-M + 8%p.a.
Foz do Chapecó	330,838	325,676	293	IGP-M/IPC-A + 5.3%p.a.
TOTAL	476,121	469,664

Current	28,584	28,738
Noncurrent	447,537	440,926

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(23)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Consumers and Concessionaires	42,248	66,284	-	-
Energy Efficiency Program - PEE	147,319	122,601	8,841	4,369
Research & Development - P&D	160,031	139,247	15,942	22,370
National Scientific and Technological Development Fund - FNDCT	3,422	4,014	-	-
Energy Research Company - EPE	1,123	1,648	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	62,213	74,292	4,814	2,812
Provision for environmental expenditure	12,284	35,617	31,650	80,272
Payroll	10,245	14,609	-	-
Profit sharing	29,658	42,058	5,366	5,366
Collections agreement	73,928	70,096	-	-
Guarantees	-	-	25,842	26,605
Business combination	84,078	174,136	-	-
Other	58,649	68,736	4,701	14,866
Total	685,200	813,338	114,907	174,410

(24)  SHAREHOLDER’S EQUITY

The shareholders’ participations in the Company’s equity as of June 30, 2012 and December 31, 2011 are shown below:

	Number of shares
	June 30, 2012		December 31, 2011
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	245,897,460	25.55	245,897,454	25.55
BB Carteira Livre I FIA	298,467,462	31.02	298,467,458	31.02
Energia São Paulo FIP	115,118,250	11.96	102,756,048	10.68
Bonaire Participações S.A.	6,308,790	0.66	18,670,990	1.94
BNDES Participações S.A.	81,053,460	8.42	81,053,460	8.42
Brumado Holdings S.A.	34,502,100	3.59	34,502,100	3.59
Antares Holding LTDA	16,039,720	1.67	16,039,720	1.67
Board of Directors	200	0.00	212	0.00
Executive officers	50,400	0.01	49,980	0.01
Other	164,836,418	17.13	164,836,838	17.13
Total	962,274,260	100.00	962,274,260	100.00

Details of items included in shareholder´s equity are described in financial statements of December 31, 2011.

24.1 - Dividends

The AGM/EGM held on April 12, 2012, the Company registered payable dividends of R$758,470, related to the second semester of 2011. The amount of R$756,080 was paid in this semester.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(25)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at June 30, 2012 and 2011 was based on the net profit attributable to controlling shareholders of CPFL Energia and the average weighted number of common shares outstanding during the presented periods as shown below:

	2nd quarter 2012	1st semester 2012	2nd quarter 2011	1st semester 2011

Net income attributable to the Controlling Shareholders	229,334	640,239	287,930	747,709

Weighted average number of common shares held by Shareholders	962,274,260	962,274,260	962,274,260	962,274,260

Basic earnings per share	0.24	0.67	0.30	0.78

In the second quarter 2011, the common shares in the Company were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A.

The resulting shares were allocated and distributed to the holders of the shares on July 4, 2011 and the fractions of shares of the shareholders who opted not to adjust their positions were identified, separated and grouped by whole numbers, and sold by auction on the BM&FBovespa.

Diluted earnings per share

In the quarters and semesters as of June 30, 2012 and 2011, the Company held no instrument which had dilutive impact on the earnings per share.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(26)  NET OPERATING REVENUE

	Consolidated
	2012		2011
Revenue from Eletric Energy Operations	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	1,636,933	3,270,500	1,413,024	2,885,425
Industrial	1,026,434	1,979,837	1,028,327	1,979,091
Commercial	837,969	1,684,446	742,720	1,515,840
Rural	119,149	233,853	103,659	205,162
Public Administration	115,521	219,724	105,153	203,343
Public Lighting	87,558	169,003	80,122	159,049
Public Services	138,284	268,942	126,047	244,979
(-) Adjustment of excess and surplus revenue of reactive	(6,269)	(12,755)	-	-
Billed	3,955,579	7,813,550	3,599,051	7,192,890
Unbilled (Net)	(94,020)	(20,246)	(11,249)	(1,408)
Emergency Charges - ECE/EAEE	1	1	1	(3)
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(2,021,576)	(3,881,605)	(1,755,692)	(3,454,601)
Electricity sales to final consumers	1,839,983	3,911,699	1,832,111	3,736,878

Furnas Centrais Elétricas S.A.	101,347	202,741	96,429	191,843
Other Concessionaires and Licensees	297,371	594,719	164,240	337,767
Current Electric Energy	82,351	102,221	37,778	45,195
Electricity sales to wholesalers	481,069	899,680	298,447	574,804

Revenue due to Network Usage Charge - TUSD - Captive Consumers	2,021,576	3,881,605	1,755,692	3,454,601
Revenue due to Network Usage Charge - TUSD - Free Consumers	345,675	690,205	324,639	662,772
(-) Adjustment of revenue surplus and excess responsive	(1,374)	(4,621)	-	-
Revenue from construction of concession infrastructure	321,741	591,051	250,415	464,017
Other Revenue and Income	73,978	155,145	54,185	132,181
Other operating revenues	2,761,596	5,313,385	2,384,931	4,713,571
Total gross revenues	5,082,649	10,124,764	4,515,489	9,025,253

Deductions from operating revenues
ICMS	(788,032)	(1,564,919)	(713,383)	(1,436,930)
PIS	(66,111)	(141,330)	(67,502)	(137,829)
COFINS	(304,138)	(650,222)	(310,984)	(634,934)
ISS	(1,258)	(2,773)	(1,240)	(2,340)
Global Reversal Reserve	(27,315)	(53,986)	(14,708)	(25,926)
Fuel Consumption Account - CCC	(160,690)	(356,054)	(181,504)	(356,367)
Energy Development Account - CDE	(145,696)	(291,796)	(131,211)	(262,422)
Research and Development and Energy Efficiency Programs	(36,779)	(73,745)	(33,890)	(68,390)
PROINFA	(19,154)	(35,442)	(16,202)	(32,470)
Emergency Charges - ECE/EAEE	(1)	(1)	(1)	3
IPI	(27)	(60)	(6)	(6)
	(1,549,200)	(3,170,328)	(1,470,631)	(2,957,612)

Net revenue	3,533,449	6,954,437	3,044,857	6,067,641

In accordance with ANEEL’s Order nº 4.722 of December 18, 2009, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Supply of Electric Energy”, Commercialization activities, to “Other Operating Income”, Distribution activities, with the title “Income from the tariff for the use of the distribution system – TUSD captive consumer”.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	Consolidated
	2012		2011
Revenue from Eletric Energy Operations - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	3,595	7,226	3,256	6,716
Industrial	3,629	7,087	3,664	7,212
Commercial	2,161	4,394	1,960	4,087
Rural	501	990	450	902
Public Administration	314	602	288	570
Public Lighting	389	754	365	735
Public Services	475	940	447	892
Billed	11,065	21,993	10,430	21,113
Own comsuption	8	17	8	17
Electricity sales to final consumers	11,073	22,010	10,438	21,130

Furnas Centrais Elétricas S.A.	754	1,509	754	1,501
Other Concessionaires and Licensees	2,438	4,528	1,511	3,183
Current Electric Energy	556	924	588	1,124
Electricity sales to wholesaler´s	3,749	6,960	2,853	5,808
(*) Information not reviewed by the independent auditors

	Consolidated
	June 30, 2012	June 30, 2011
Number of comsumers (*)
Consumer class
Residential	6,205,525	5,959,101
Industrial	59,334	76,342
Commercial	497,190	499,979
Rural	244,252	240,328
Public Administration	47,761	45,984
Public Lighting	8,873	8,252
Public Services	7,608	7,288
Total	7,070,543	6,837,274

(*) Information not reviewed by auditors

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution n° 463 of November 22, 2011, determined that income received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as Special Obligations and not amortized.

In accordance with ANEEL Order nº 4.991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari e CPFL Mococa adjusted income from adjustment of excess and surplus revenue of reactive, reducing the accounts of “Electric energy supply” and “Tariff for the Use of the Distribution System – TUSD free consumers” against the item Special Obligations. The amount of R$ 17,376 recognized was calculated from the date that should have occurred, up to the date scheduled for the subsidiary’s tariff review, to June 30, 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for advance final relief was granted and the order to account for income from excess demand and excess reactive as special obligations was suspended.  The suspensive effect applied  for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiary is awaiting the court’s decision on the final treatment of this income, and at June 30, 2012, these amounts are still recorded under Special Obligations, according to CPC 25.

The details of the tariff adjustments for the distributors are as follows:

		2012		2011
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April	3.71%	2.89%	7.38%	7.23%
CPFL Piratininga	October	(**)	(**)	10.11% (**)	5.66% (**)
RGE	June	11.51%	3.38%	17.21%	6.74%
CPFL Santa Cruz	February	(**)	(**)	23.61%	15.38%
CPFL Leste Paulista	February	(**)	(**)	7.76%	16.44%
CPFL Jaguari	February	(**)	(**)	5.47%	6.62%
CPFL Sul Paulista	February	(**)	(**)	8.02%	7.11%
CPFL Mococa	February	(**)	(**)	9.50%	9.77%

(*)    Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year.

(**)   With Authorization Resolution nº 1.223, ANEEL decided on October 24, 2011 to maintain the current tariffs, approved in the 2010 tariff adjustment of the subsidiary CPFL Piratininga, until the introduction of the new methodology for the third tariff review cycle.  See note 35 about the tariff public proposal.

 On January 31, 2012, with Authorization Resolutions 1,253, 1,254, 1,255, 1,256 and 1,258,  ANEEL extended the effective term of the supply tariffs and TUSD of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, respectively, until the final processing of the tariff review.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	2012		2011
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	288,723	539,861	229,939	470,172
Current Electric Energy	216,689	376,315	47,224	85,208
PROINFA	54,200	111,557	42,238	84,739
Energy purchased of bilateral contracts and through action in the regulated market	1,133,373	2,115,247	1,016,561	1,928,175
Credit of PIS and COFINS	(153,566)	(285,066)	(120,440)	(238,037)
Subtotal	1,539,419	2,857,915	1,215,522	2,330,257

Electricity Network Usage Charge
Basic Network Charges	275,886	562,159	244,979	484,485
Transmission from Itaipu	23,297	46,267	21,760	43,437
Connection Charges	19,878	38,950	17,219	33,830
Charges of Use of the Distribution System	12,877	24,890	9,435	18,833
System Service Charges - ESS	22,771	52,006	41,304	88,651
Reserve Energy Charges	23,514	36,310	1,431	5,980
Credit of PIS and COFINS	(35,021)	(70,146)	(27,198)	(62,359)
Subtotal	343,202	690,435	308,930	612,856

Total	1,882,621	3,548,350	1,524,451	2,943,113

	Consolidated
	2012		2011
Electricity Purchased for Resale - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	2,675	5,329	2,701	5,383
Current Electric Energy	2,149	5,598	1,115	2,438
PROINFA	245	500	129	349
Energy purchased of bilateral contracts and through action in the regulated market	8,665	15,789	8,472	16,473
Total	13,734	27,216	12,417	24,643

(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(28)  OPERATING COSTS AND EXPENSES

Parent company
2nd quarter
Operating Expenses
					Total
	General		Other
	2012	2011	2012	2011	2012	2011
Personnel	3,484	794	-	-	3,484	794
Materials	2	15	-	-	2	15
Outside Services	1,103	7,848	-	-	1,103	7,848
Depreciation and Amortization	14	45	-	-	14	45
Other:	1,159	1,241	34,144	36,297	35,303	37,538
Leases and Rentals	30	29	-	-	30	29
Publicity and Advertising	868	1,044	-	-	868	1,044
Legal, Judicial and Indemnities	115	1	-	-	115	1
Donations, Contributions and Subsidies	82	84	-	-	82	84
Loss/(gain) in the diposal of noncurrent assets	-	-	30	-	30	-
Intangible of concession amortization	-	-	34,113	36,297	34,113	36,297
Other	64	82	-	-	64	82
Total	5,762	9,942	34,144	36,297	39,906	46,239

1st semester
Operating Expenses					Total
	General		Other
	2012	2011	2012	2011	2012	2011
Personnel	5,880	1,971	-	-	5,880	1,971
Materials	3	32	-	-	3	32
Outside Services	3,067	11,403	-	-	3,067	11,403
Depreciation and Amortization	33	89	-	-	33	89
Costs related to infrastructure construction	-	-	-	-	-	-
Other:	2,844	2,646	68,257	72,595	71,100	75,240
Leases and Rentals	59	46	-	-	59	46
Publicity and Advertising	1,836	1,761	-	-	1,836	1,761
Legal, Judicial and Indemnities	647	352	-	-	647	352
Donations, Contributions and Subsidies	225	223	-	-	225	223
Loss/(gain) in the diposal of noncurrent assets	-	-	30	-	30	-
Intangible of concession amortization	-	-	68,226	72,595	68,226	72,595
Other	77	264	-	-	77	264
Total	11,827	16,140	68,257	72,595	80,084	88,735

	Consolidated
	2nd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Personnel	94,187	140,460	6	-	26,331	29,887	51,767	35,412	-	-	172,291	205,759
Employee Pension Plans	(2,504)	(22,352)	-	-	-	-	-	-	-	-	(2,504)	(22,352)
Materials	15,923	16,855	794	320	792	1,247	1,983	4,903	-	-	19,491	23,325
Outside Services	40,705	39,023	828	126	28,051	27,073	67,318	69,837	-	-	136,901	136,059
Depreciation and Amortization	223,628	139,773	-	-	8,400	15,783	3,444	(1,536)	-	-	235,472	154,019
Costs related to infrastructure construction	-	-	321,741	250,415	-	-	-	-	-	-	321,741	250,415
Other	10,323	15,814	(6)	-	35,661	31,141	16,616	32,656	77,501	56,678	140,095	136,290
Collection charges	-	-	-	-	12,240	9,719	-	-	-	-	12,240	9,719
Allowance for doubtful accounts	-	-	-	-	21,927	21,051	-	-	-	-	21,927	21,051
Leases and Rentals	5,755	2,728	-	-	29	22	3,096	3,433	-	-	8,879	6,183
Publicity and Advertising	3	280	-	-	5	57	4,594	2,996	-	-	4,601	3,333
Legal, Judicial and Indemnities	37	102	-	-	-	-	10,433	20,397	-	-	10,471	20,499
Donations, Contributions and Subsidies	384	10	-	-	1,355	-	506	2,413	-	-	2,245	2,423
Inspection fee	-	-	-	-	-	-	-	-	7,947	7,234	7,947	7,234
Financial compensation for using water resources	1,989	7,035	-	-	-	-	-	-	-	-	1,989	7,035
Intangible of concession amortization	-	-	-	-	-	-	-	-	69,226	46,013	69,226	46,013
Other	2,155	5,660	(6)	-	106	292	(2,012)	3,416	327	3,431	570	12,799
Total	382,262	329,572	323,362	250,861	99,235	105,131	141,127	141,273	77,501	56,678	1,023,486	883,515

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	Consolidated
	1st semester
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Personnel	191,625	228,164	7	-	49,367	50,721	90,200	78,914	-	-	331,199	357,799
Employee Pension Plans	(5,040)	(44,704)	-	-	-	-	-	-	-	-	(5,040)	(44,704)
Materials	37,051	28,823	1,087	406	1,312	1,897	5,519	10,410	-	-	44,969	41,536
Outside Services	85,189	80,647	1,261	205	54,573	52,662	127,889	123,507	-	-	268,911	257,022
Depreciation and Amortization	356,555	263,537	-	-	16,509	16,455	15,247	16,123	-	-	388,312	296,115
Costs related to infrastructure construction	-	-	591,051	464,017	-	-	-	-	-	-	591,051	464,017
Other	26,649	26,901	(9)	-	70,527	56,467	43,651	67,139	150,774	111,189	291,591	261,696
Collection charges	-	-	-	-	24,085	18,178	-	-	-	-	24,085	18,178
Allowance for doubtful accounts	-	-	-	-	43,148	37,418	-	-	-	-	43,148	37,418
Leases and Rentals	11,610	2,876	-	-	64	83	5,566	9,135	-	-	17,240	12,095
Publicity and Advertising	39	337	-	-	13	85	7,852	6,048	-	-	7,904	6,470
Legal, Judicial and Indemnities	41	139	-	-	-	-	22,555	32,760	-	-	22,596	32,899
Donations, Contributions and Subsidies	732	10	-	-	2,698	-	1,226	5,030	-	-	4,656	5,040
Inspection fee	-	-	-	-	-	-	-	-	15,935	14,127	15,935	14,127
Intangible of concession amortization	-	-	-	-	-	-	-	-	134,726	92,026	134,726	92,026
Financial compensation for using water resources	7,143	19,094	-	-	-	-	-	-	-	-	7,143	19,094
Other	7,084	4,445	(9)	-	519	702	6,451	14,166	113	5,035	14,158	24,349
Total	692,029	583,369	593,396	464,628	192,289	178,202	282,505	296,094	150,774	111,189	1,910,993	1,633,482

(29)  FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2012		2011		2012		2011
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Financial Income
Income from Financial Investments	5,902	20,424	4,848	10,952	45,052	109,608	49,269	92,231
Arrears of interest and fines	3	13	-	-	40,291	78,474	40,308	82,465
Restatement of tax credits	1,946	1,946	-	-	4,908	5,778	1,016	2,842
Restatement of Escrow Deposits	157	398	429	429	14,247	29,433	15,648	28,471
Monetary and Exchange Restatement	-	-	(169)	-	12,785	24,959	15,861	28,784
Discount on purchase of ICMS credit	-	-	-	-	3,938	7,019	2,591	6,254
PIS and COFINS on interest on shareholders´ equity	(9,931)	(9,931)	(9,394)	(9,394)	(9,931)	(9,931)	(9,394)	(9,394)
Other	985	2,626	2,054	5,037	15,445	24,896	10,225	19,785
Total	(938)	15,476	(2,232)	7,024	126,734	270,236	125,524	251,438

Financial Expense
Debt Charges	(10,219)	(22,156)	(13,397)	(26,133)	(292,247)	(596,552)	(245,259)	(471,698)
Monetary and Exchange Variations	172	251	(183)	(561)	(51,175)	(83,257)	(16,255)	(35,422)
(-) Capitalized borrowing costs	-	-	-	-	12,866	24,197	5,719	19,320
Public utilities	-	-	-	-	(14,192)	(24,768)	(31,545)	(33,917)
Other	(14)	(30)	(82)	(87)	(20,371)	(42,788)	(20,233)	(42,877)
Total	(10,061)	(21,934)	(13,662)	(26,781)	(365,119)	(723,168)	(307,574)	(564,593)

Net financial income (expense)	(10,999)	(6,459)	(15,894)	(19,757)	(238,385)	(452,933)	(182,050)	(313,156)

Interest is capitalized at a rate of 8.21% p.a. in 2012 and 9.95% p.a. in 2011 for qualifying  assets, in accordance with CPC 20.

(30)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by business segment: electric energy distribution, conventional and renewable energy generation, commercialization and services rendered.

Since January 1, 2012, Company management has analyzed the services segment separately and the 2011 information is therefore presented for purposes of comparison.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices between segments are established based on similar market transactions. .Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company management:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	Distribution	Generation	Commercialization	Services	Other (*)	Elimination	Total
1st semester 2012
Net revenue	5,836,008	541,078	550,440	26,889	22	-	6,954,437
(-) Intersegment revenues	10,295	508,346	244,799	61,824	-	(825,265)	-
Income from electric energy service	852,099	520,716	113,413	21,256	(12,390)	-	1,495,094
Financial income	186,903	49,648	17,381	1,037	15,266	-	270,236
Financial expense	(315,747)	(313,305)	(71,949)	(114)	(22,054)	-	(723,168)
Income before taxes	723,254	257,059	58,846	22,179	(19,177)	-	1,042,161
Income tax and social contribution	249,981	79,618	18,449	7,334	29,954	-	385,335
Net Income	473,273	177,442	40,396	14,845	(49,131)	-	656,826
Total Assets (**)	13,530,159	15,023,783	453,555	101,670	353,159	-	29,462,327
Capital Expenditures and other intangible assets	605,516	659,037	2,292	2,828	190	-	1,269,863
Depreciation and Amortization	261,219	258,395	1,215	1,656	552	-	523,038

1st semester 2011 (***)
Net revenue	5,277,947	290,519	486,369	12,804	2	-	6,067,641
(-) Intersegment revenues	7,585	432,253	268,707	24,032	-	(732,578)	-
Income from electric energy service	956,334	410,378	135,092	6,000	(16,757)	-	1,491,046
Financial income	187,773	47,995	9,885	106	5,679	-	251,438
Financial expense	(262,366)	(259,483)	(13,917)	(2,044)	(26,783)	-	(564,593)
Income before taxes	881,740	198,890	131,061	4,062	(37,861)	-	1,177,891
Income tax and social contribution	301,094	52,645	42,038	1,210	20,946	-	417,933
Net Income	580,646	146,244	89,022	2,852	(58,807)	-	759,958
Total Assets (**)	12,430,550	8,456,506	1,620,902	53,923	916,668	-	23,478,549
Capital Expenditures and other intangible assets	436,360	295,250	5,344	442	-	-	737,396
Depreciation and Amortization	252,362	132,306	2,084	747	642	-	388,142

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties.
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments.
(***) For the total assets, balances refer to December 31, 2011.

Since August 1, 2011, as a result of the association with ERSA and acquisition of CPFL Renováveis, described in Note 12, Management has analyzed these operations separately, and a new operating segment was therefore created to segregate the activities related to renewable energies:

	Distribution	Generation	Renewable	Commercialization	Services	Other (*)	Elimination	Total
1st semester 2012
Net revenue	5,836,008	345,729	195,349	550,440	26,889	22	-	6,954,437
(-) Intersegment revenues	10,295	413,790	94,556	244,799	61,824	-	(825,265)	-
Income from electric energy service	852,099	456,849	63,867	113,413	21,256	(12,390)	-	1,495,094
Financial income	186,903	22,810	26,838	17,381	1,037	15,266	-	270,236
Financial expense	(315,747)	(226,939)	(86,366)	(71,949)	(114)	(22,054)	-	(723,168)
Income before taxes	723,254	252,720	4,339	58,846	22,179	(19,177)	-	1,042,161
Income tax and social contribution	249,981	80,704	(1,086)	18,449	7,334	29,954	-	385,335
Net Income	473,273	172,016	5,426	40,396	14,845	(49,131)	-	656,826
Total Assets (**)	13,530,159	7,552,738	7,471,045	453,555	101,670	353,159	-	29,462,327
Capital Expenditures and other intangible assets	605,516	6,946	652,091	2,292	2,828	190	-	1,269,863
Depreciation and Amortization	261,219	153,907	104,488	1,215	1,656	552	-	523,038

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties

(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(31)  TRANSACTIONS WITH RELATED PARTIES

The Company’s main shareholders are as follows:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Participações, controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

   Company controlled by Energia São Paulo Fundo de Investimento em Participações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties.

Balances and transactions involving related parties are shown in tables 31.1 and 31.2.

The main transactions are listed below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in Note 5.

b)        Loans and Financing, Debentures and Derivatives – relate to funds raised from the Banco do Brasil in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund, managed, among others, by BB DTVM, which charges management fees under normal market conditions for such management. JBS S.A. transactions relate to ICMS credit acquisition.

d)        Intangible assets, Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

e)         Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

f)         Energy purchased – refers basically to energy purchased and sold by the trading companies, concessionaires and licensees in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)        Other revenue – refers basically to revenue from rental of use of the distribution system for telephone services.

h)           Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in the first semester of 2012, in accordance with CVM Decision nº 560/2008, was R$ 13,086. This amount comprises R$ 12,716 in respect of short-term benefits, R$ 370 for post-employment benefits,  and refers to the amount recorded by the accrual method.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

31.1) Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	Consolidated
	ASSETS	LIABILITIES	REVENUE		EXPENSE
	June 30, 2012	June 30, 2012	2nd quarter 2012	1st semester 2012	2nd quarter 2012	1st semester 2012
Bank deposits and short-term investments
Banco do Brasil S.A.	108,779	-	1,710	3,307	-	-

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	1,583,227	-	-	80,829	157,777

Other financial transactions
Banco do Brasil S.A.	-	2,898	408	816	1,457	2,894
JBS S/A	-	24,063	1,989	1,989	-	-

Energy sales in the free market
Tavex Brasil S.A.	-	-	5,259	10,952	-	-
Camargo Corrêa Cimentos S.A.	991	-	1,865	3,568	-	-
Telemar Norte Leste	-	-	968	2,035	-	-

Energy purchases in the free market
Vale Energia S.A.	65	-	-	2,877	-	-
Petrobras	-	-	-	-	26,978	32,929
Vale do Rio Doce S.A	1	-	3	9	8,645	14,022
Companhia Energetica do Ceara - Coelce	54	-	167	411	-	-
Companhia de Eletricidade do Estado da Bahia – Coelba	471	-	1,042	2,219	-	-
Companhia Energética de Pernambuco - Celpe	116	-	572	1,405	-	-
Companhia Energética do Rio Grande do Norte – Cosem	25	-	229	562	-	-
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	3	6
Se Narandiba S.A.	-	-	-	-	1	1

Materials and Service Provision
Brasil Telecom S.A.	-	124	-	-	238	390
TOTVS S.A	-	23	-	-	452	452
Concessionária do Sistema Anhanguera - Bandeirante	-	-	-	-	10	10
JBS S/A	5	-	16	32	-	-
InterCement Brasil S.A	-	-	13	1,526	-	-
Petrobras	-	-	3	13	-	-
HM 16 Empreendimento Imobiliário SPE Ltda.	12	-	12	12	-	-

Other revenue
Brasil Telecom S.A.	2,009	-	3,013	6,026	-	-
Telemar Norte Leste	-	-	4	9	-	-

(*) Amortized cost for loans and derivatives.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

31.2) Transactions between related parties involving subsidiaries and jointly-owned subsidiaries:

	Parent company
	ASSETS	LIABILITIES	REVENUE		EXPENSE
Companies	June 30, 2012	June 30, 2012	2nd quarter 2012	1st semester 2012	2nd quarter 2012	1st semester 2012

Intercompany allocation of expense
CPFL Comercialização Brasil S/A	-	20	-	-	-	-
Companhia Paulista de Força e Luz	-	2,034	-	-	-	-
Companhia Piratininga de Força e Luz	-	501	-	-	-	-

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	-	-	1

Intercompany loans
Companhia Leste Paulista de Energia	4,317	-	97	206	-	-
Companhia Jaguari de Energia	-	-	3	3	-	-
CPFL Atende Cent.Cont. At	33	-	-	-	-	-
Nect Serviços Administrativos Ltda	162	-	-	-	-	-
CPFL Total Serviços Administrativos Ltda	33	-	-	-	-	-

Supplies and services
CPFL Comercialização Brasil S/A	190	-	-	-	-	-
Companhia Luz e Força Santa Cruz	341	-	-	-	-	-
Companhia Leste Paulista de Energia	7	-	-	-	-	-
Companhia Jaguari de Energia	29	-	-	-	-	-
Companhia Luz e Força de Mococa	28	-	-	-	-	-
Rio Grande Energia S/A	532	-	-	-	-	-
CPFL Geração Energia S/A	17	-	-	-	-	-

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

Financial assets - Measured at amortized cost

	Consolidated
Loans and receivables	June 30, 2012	December 31, 2011
Consumers, Concessionaires and Licensees (note 6)	2,085,144	2,056,580
Leases	34,157	29,102
Other (note 11)
Receivables from shareholders	27	27
Pledges, Funds and Tied Deposits	166,639	117,065
Fund Tied to Foreign Currency Loans	33,180	29,774
Services Rendered to Third Parties	12,841	10,962
Reimbursement RGR	3,787	6,499
Collection Agreements	43,868	57,377
	2,379,643	2,307,385

	Consolidated
Held to maturity	June 30, 2012	December 31, 2011
Financial investments (note 7)	28,060	48,522
	28,060	48,522

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Financial assets - Measured at fair value

	Consolidated
Measured at fair value through profit or loss	June 30, 2012	December 31, 2011
Cash and cash equivalent (note 5)	2,014,281	2,699,837
Derivatives (note 32)	459,876	219,375
Financial investments (note 7)	175,576	108,964
	2,649,733	3,028,175

	Consolidated
Available for sale	June 30, 2012	December 31, 2011
Financial asset of concession (note 10)	1,995,821	1,376,664

Financial liabilities - Measured at amortized cost

	Consolidated
	June 30, 2012	December 31, 2011
Suppliers (note 15)	(1,404,829)	(1,240,143)
Loans and financing - Principal and interest (note 16)	(7,814,859)	(6,740,144)
Debentures - Principal and interest (note 17)	(5,740,271)	(5,163,388)
Payables Dividends	(20,891)	(24,524)
Regulatory Charges (note 19)	(129,581)	(145,146)
Other (note 23)
Consumers, Concessionaires and Licensees	(42,248)	(66,284)
National Scientific and Technological Development Fund - FNDCT	(3,422)	(4,014)
Energy Research Company - EPE	(1,123)	(1,648)
Collection Agreements	(73,928)	(70,096)
Reversal Fund	(17,750)	(17,750)
Business combination	(84,078)	(174,136)
Public Utilities	(476,121)	(469,664)
	(15,809,102)	(14,116,938)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Financial liabilities - Measured at fair value through profit or loss

	Consolidated
Measured at fair value through profit or loss	June 30, 2012	December 31, 2011
Held for trade
Derivatives	-	(24)

Initial recognition
Loans and financing - certain debts (note 16)	(2,054,091)	(1,704,254)
	(2,054,091)	(1,704,279)

a) Valuation of Financial Instruments

As described in note 4, the estimates of the fair value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment out flows, based on the conditions contracted, discounted to present value at market interest rates.

Accordingly, the fair value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 also defines observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data (unobservable inputs).

The classification in accordance with the fair value hierarchy of the Company’s financial instruments, measured at fair value, is as follows:

	Consolidated
	June 30, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents (note 5)	2,014,281	-	-	2,699,837	-	-
Derivatives	-	459,876	-	-	219,350	-
Loans and financing - certain debts (note 16)	-	(2,054,091)	-	-	(1,704,254)	-
Financial investments (note 7)	175,576	-	-	108,964	-	-
Financial asset of concession (note 10)	-	-	1,995,821	-	-	1,376,664
Total	2,189,857	(1,594,215)	1,995,821	2,808,801	(1,484,904)	1,376,664

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Since the distribution subsidiaries have classified their financial concession assets as available-for-sale the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in the equity valuation reserve are disclosed in Note 10.

The comparative information on marking to market the other financial instruments measured at amortized cost is described below:

•         It is assumed that financial instruments such as accounts receivable from consumers, concessionaires and licensees and accounts payable to suppliers are already close to the respective market values.

•         At June 30, 2012 and December 31, 2011, the market values of the financial instruments obtained by the methodology described in Note 4, are as follows:

	Parent company
	June 30, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Debentures (note 17)	(463,258)	(465,688)	(466,403)	(469,551)
Total	(463,258)	(465,688)	(466,403)	(469,551)

	Consolidated
	June 30, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Loans and financing (note 16)	(7,814,859)	(7,779,388)	(6,740,144)	(6,554,672)
Debentures (note 17)	(5,740,271)	(5,917,781)	(5,163,388)	(5,350,263)
Total	(13,555,129)	(13,697,169)	(11,903,532)	(11,904,935)

We consider that there are no relevant differences between the carrying value and the fair value of other financial assets and liabilities.

b) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the terms of the majority of the derivatives contracted by the subsidiaries (Note 16) are fully aligned with the debt protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were recognized, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of June 30, 2012, the Company and its subsidiaries had the following swap operations:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange rate hedge:

CPFL Paulista
BNP Paribas	50,085	50,085	54,008	(3,923)	dollar	June 2014	160,000	Over the counter
J.P.Morgan	25,617	25,617	24,523	1,093	dollar	July 2014	78,250	Over the counter
J.P.Morgan	27,048	27,048	26,382	665	dollar	Aug 2014	76,700	Over the counter
Morgan Stanley	17,500	17,500	17,780	(280)	dollar	Sep 2016	85,475	Over the counter
Bank of America	74,157	74,157	73,049	1,108	dollar	July 2014	235,050	Over the counter
Bank of America	54,605	54,605	49,601	5,003	dollar	July 2016	156,700	Over the counter
Societe Generale	12,326	12,326	11,527	799	dollar	Aug 2016	33,172	Over the counter
Citibank	17,415	17,415	17,556	(141)	dollar	Sep 2016	85,750	Over the counter
HSBC	8,889	8,889	8,593	296	dollar	Sep 2014	41,049	Over the counter
Subtotal	287,640	287,640	283,019	4,621

CPFL Piratinga
BNP Paribas	16,295	16,295	15,835	460	dollar	July 2014	45,990	Over the counter
J.P.Morgan	53,945	53,945	52,740	1,205	dollar	Aug 2014	153,400	Over the counter
Bank of America	24,009	24,009	23,003	1,006	dollar	Aug 2016	80,250	Over the counter
Societe Generale	16,173	16,173	15,125	1,048	dollar	Aug 2016	43,527	Over the counter
Citibank	3,569	3,569	3,650	(81)	dollar	Aug 2016	12,840	Over the counter
Subtotal	113,991	113,991	110,353	3,638

CPFL Sul Paulista
Citibank	1,827	1,827	1,841	(14)	dollar	Sep 2014	8,000	Over the counter

CPFL Leste Paulista
Citibank	1,827	1,827	1,841	(14)	dollar	Sep 2014	8,000	Over the counter

CPFL Mococa
Citibank	1,599	1,599	1,611	(12)	dollar	Sep 2014	7,000	Over the counter

CPFL Jaguari
Citibank	1,989	1,989	1,991	(2)	dollar	Aug 2014	7,000	Over the counter

CPFL Geração
Citibank	28,643	28,643	28,877	(234)	dollar	Aug 2016	100,000	Over the counter

RGE
Citibank	11,055	11,055	16,248	(5,193)	dollar	April 2012 to April 2016	128,590	Over the counter

Subtotal	448,571	448,571	445,782	2,789

Derivatives for protection of debts not designated at fair value

Exchange rate hedge:

CPFL Paulista
Itaú	1,967	1,967	2,718	(751)	dollar	Oct 2012	11,319	Over the counter

CPFL Geração
HSBC	8,013	8,013	7,340	673	dollar	July 2012 to Dec 2012	56,143	Over the counter

Hedge interest rate variation (1):

CPFL Energia
Citibank	657	657	106	551	CDI + spread	Sep 2011 to Sep 2014	450,000	Over the counter

RGE
Santander	494	494	100	394	CDI + spread	Dec 2011 to Dec 2013	186,667	Over the counter
Citibank	141	141	11	130	CDI + spread	Dec 2011 to Dec 2013	66,667	Over the counter

Hedge interest rate variation (2):

CPFL Piratininga
HSBC	12	12	11	1	TJLP	Jan 2013	7,978	Over the counter
Santander	9	9	9	-	TJLP	Jan 2013	7,980	Over the counter

CPFL Geração
HSBC	12	12	14	(2)	TJLP	Dec 2012	14,128	Over the counter

Subtotal	11,305	11,305	10,309	997

Total	459,876	459,876	456,091	3,785

Current	10,840
Non-current	449,036
Total	459,876

For further details of terms and information about debts and debentures, see Notes 16 and 17

(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they hold fully tied hedge instruments, resulting in a loss of R$18,538  as of June 30, 2012 (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the semesters ended June 30, 2012 and 2011, the derivatives resulted in the following impacts on the consolidated result:

			Gain (Loss)
			2012		2011
Company	Hedged risk / transaction	Account	2nd quarter	1st semester	2nd quarter	1st semester
CPFL Energia	Interest rate variation	Swap of interest rate	91	115	52	65
CPFL Energia	Mark to Market	Adjustment to fair value	237	533	(129)	68
CPFL Paulista	Exchange variation	Swap of currency	147,054	105,234	(17,475)	(47,621)
CPFL Paulista	Mark to Market	Adjustment to fair value	(15,224)	4,891	(620)	1,340
CPFL Piratininga	Interest rate variation	Swap of interest rate	13	97	-	-
CPFL Piratininga	Exchange variation	Swap of currency	52,334	37,436	25	(8)
CPFL Piratininga	Mark to Market	Adjustment to fair value	(4,039)	3,769	182	(391)
RGE	Interest rate variation	Swap of interest rate	122	201	47	123
RGE	Exchange variation	Swap of currency	16,248	16,248	-	-
RGE	Mark to Market	Adjustment to fair value	(5,133)	(5,058)	(7)	(159)
CPFL Geração	Interest rate variation	Swap of interest rate	77	86	(140)	(234)
CPFL Geração	Exchange variation	Swap of currency	22,113	15,210	(3,529)	(8,882)
CPFL Geração	Mark to Market	Adjustment to fair value	(1,428)	943	604	2,520
CPFL Leste Paulista	Exchange variation	Swap of currency	1,126	775	-	-
CPFL Leste Paulista	Mark to Market	Adjustment to fair value	(95)	(15)	-	-
CPFL Sul Paulista	Exchange variation	Swap of currency	1,126	775	-	-
CPFL Sul Paulista	Mark to Market	Adjustment to fair value	(95)	9	-	-
CPFL Jaguari	Exchange variation	Swap of currency	1,039	723	-	-
CPFL Jaguari	Mark to Market	Adjustment to fair value	(86)	(15)	-	-
CPFL Mococa	Exchange variation	Swap of currency	985	678	-	-
CPFL Mococa	Mark to Market	Adjustment to fair value	(83)	(13)	-	-
			216,383	182,621	(20,990)	(53,179)

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Variation in exchange rates

If the level of exchange exposure at June 30, 2012 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure	Risk	Brazilian real depreciation of 4,6%*	Brazilian real depreciation of 25%**	Brazilian real depreciation of 50%**
Financial asset instruments	33,180	dollar apprec.	1,529	8,295	16,590
Financial liability instruments	(2,199,556)	dollar apprec.	(101,365)	(549,889)	(1,099,778)
Derivatives - Plain Vanilla Swap	2,142,544	dollar apprec.	98,737	535,636	1,071,272
Decrease/(increase)	(23,831)		(1,098)	(5,958)	(11,916)

	(23,831)	Decrease/(increase)	(1,098)	(5,958)	(11,916)

* In accordance with exchange graphs contained in information provided by the BM&F

**In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to exchange rate as of June 30, 2012

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Variation in interest rates

If (i) the scenario of exposure of the financial instruments indexed to variable interest rates at June 30, 2012 were to be maintained, and (ii) the respective accumulated annual indexes in the last 12 months, as of that date, were to remain stable (CDI 10.63%  p.a.; IGP-M 5.14% p.a.; TJLP  6.0% p.a.), the effects on the consolidated financial statements for the next company year would be a net financial expense R$ 1,027,205. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	2,634,285	CDI variation	(82,980)	70,006	140,012
Financial liability instruments	(7,470,589)	CDI variation	235,324	(198,531)	(397,062)
Derivatives - Plain Vanilla Swap	(2,308,466)	CDI variation	72,717	(61,347)	(122,695)
	(7,144,770)		225,060	(189,872)	(379,745)

Financial asset instruments	81,039	IGP-M variation	251	1,041	2,083
Financial liability instruments	(98,887)	IGP-M variation	(307)	(1,271)	(2,541)
	(17,848)		(55)	(229)	(459)

Financial liability instruments	(5,072,440)	TJLP variation	45,145	(76,087)	(152,173)
Derivatives - Plain Vanilla Swap	625,799	TJLP variation	(5,570)	9,387	18,774
	(4,446,640)		39,575	(66,700)	(133,399)

	(11,609,259)	Decrease/(increase)	264,580	(256,801)	(513,602)

* The CDI, IGP-M and TJLP indexes considered of 7.48%, 5.45% and 5.11%, respectively, were obtained from information available in the market.

** In compliance with CVM Instruction 475/08, the percentage of raising index are related to information as of June 30, 2012

Financial concession asset

The Company adopts the premise that the value of the financial concession asset is determined at fair value, based on the remuneration of the assets as established by ANEEL.

Since the Federal Government has not yet defined the methodology and criteria for valuation of the financial asset, the Company estimates that, under remote circumstances, indemnification for the undepreciated portion of the assets could be based on the historic cost and not at the amount based on the respective fair value.

Accordingly, if this remote scenario occurs, it would involve derecognition of the portion of the financial concession asset (portion relating to the fair value recognized), recorded in revaluation reserve in equity (Other Comprehensive Income) in the amount of R$250,074 (net of tax effects).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(33)  RISK MANAGEMENT

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes supervising the monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the CPFL Group’s Corporate Risk Management model in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policies are established to identify, analyze and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group's activities, with a view to developing an environment of disciplined and constructive control.

The Group's Board of Directors is assisted in its supervisory role by the Management process Committee and Internal Audit department. The Internal audit department conducts both the regular reviews and the ad hoc reviews of risk management controls and procedures, the results of which are reported to the Board of Directors and the Fiscal Council.

The Fiscal Council’s responsibilities include certifying that management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in currency exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in Note 32(c). The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in Note 32(c).

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN of 2011, drawn up by the Operador Nacional do Sistema Elétrico (National Electricity System Operator), the risk of any energy deficit is very low for 2012, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the end consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

(34)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated interim financial statements.

	CONSOLIDATED
	June 30, 2012	March 31, 2012	December 31, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	64,409	63,967	67,244	64,236	71,631	54,408
	64,409	63,967	67,244	64,236	71,631	54,408
Deferred Costs Variations
Parcel "A"	-	-	-	-	-	333
CVA (**)	779,626	514,143	404,148	335,493	330,338	333,621
	779,626	514,143	404,148	335,493	330,338	333,954
Prepaid Expenses
Overcontracting	15,968	22,716	27,364	6,585	8,898	23,860
Low income consumers' subsidy - Losses	13,765	15,630	17,922	32,680	31,012	34,994
Neutrality of the sector charges	525	406	224	1,160	381	-
Tariff adjustment	-	-	467	1,402	5,194	-
Other financial components	94,756	90,067	53,180	44,435	50,190	67,515
	125,014	128,819	99,157	86,262	95,675	126,369
Liabilities
Deferred Gains Variations
Parcel "A"	(1,350)	(1,234)	(1,337)	(1,434)	(1,478)	(11,472)
CVA (**)	(621,296)	(561,097)	(488,500)	(438,985)	(402,013)	(364,365)
	(622,645)	(562,331)	(489,838)	(440,419)	(403,491)	(375,837)
Other Accounts Payable (note 23)
Discounts TUSD (*) and Irrigation	(638)	(48)	(127)	(2,043)	(2,063)	(1,923)
Overcontracting	(51,640)	(71,060)	(48,367)	(116,964)	(127,195)	(61,391)
Low income consumers' subsidy - Gains	(28,484)	(28,641)	(17,010)	(6,426)	(5,923)	(6,280)
Neutrality of the sector charges	(110,778)	(97,299)	(97,138)	(96,955)	(111,800)	(63,905)
Tariff Review – Provisional Procedure	(162,122)	(84,903)	(32,181)	-	-	-
Other financial components	(5,229)	(9,903)	(5,739)	(11,461)	(13,817)	(29,666)
	(358,892)	(291,855)	(200,562)	(233,849)	(260,798)	(163,165)

Total net	(12,489)	(147,257)	(119,851)	(188,276)	(166,644)	(24,272)

(*) Network Usage Charge - TUSD (**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(35)  SUBSEQUENT EVENTS AND RELEVANT FACTS

35.1 – Debentures

The Meeting of the Board of Directors of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE held on June 29, 2012 approved the issuance by the subsidiaries of debentures not convertible into shares, with the characteristics described below. The Debentures will be guaranteed by the Company and funs are to be used to refinance debts maturing during 2012 and 2013 and to reinforce working capital.

Subsidiary	Quantity	Unit nominal value R$ thousand	Total issuance R$ thousand	Issuance date	Interest	Maturity
CPFL Paulista	660	1,000	660,000	July 3, 2012	100% of DI + 0.80%	July 3, 2019
CPFL Piratininga	110	1,000	110,000	July 3, 2012	100% of DI + 0.80%	July 3, 2019
RGE	500	1,000	500,000	July 3, 2012	100% of DI + 0.80%	July 3, 2019

On July 25 and 27, 2012, were released for the subsidiaries CPFL Paulista and CPFL Piratininga respectively.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

35.2 – Loans and financing

At Meetings of the Board of Directors held in March and June 2012, it was approved for the subsidiaries to raise financing by means of foreign loans, with the guarantee of a promissory note and endorsement from CPFL Energia, as detailed below. The funds are to be used to refinance debts maturing during 2012 and 2013 and to reinforce working capital.

Company	Approved amount R$thousand	Amortization	Annual interest	Contracted Swap	Release date	Released amount R$ thousand
CPFL Paulista	49,000	Single installment in July 2016	USD + 3.3125%	104.90% of CDI	July 12, 2012	49,000
CPFL Piratininga	64,000	Single installment in July 2016	USD + 3.3125%	104.90% of CDI	July 12, 2012	64,000
RGE	223,000	Single installment in July 2016	USD + 2.64%	105.75% of CDI	July 11, 2012	94,410
CPFL Santa Cruz	20,000	Single installment in July 2015	USD + 2.38%	103.75% of CDI	July 5, 2012	20,000
CPFL Sul Paulista	21,000	Single installment in July 2015	USD + 2.38% to 2.695%	103.20% a 103.75% of CDI	July 5, 2012 and July 31, 2012	21,000
CPFL Leste Paulista	25,000	Single installment in July 2015	USD + 2.695%	103.20% of CDI	July 31, 2012	25,000
CPFL Mococa	11,000	Single installment in July 2015	USD + 2.695%	103.20% of CDI	July 31, 2012	11,000
CPFL Jaguari	13,000	Single installment in July 2015	USD + 2.695%	103.20% of CDI	July 31, 2012	13,000

35.3 –CPFL Piratininga Tariff Review – Public Hearing

On July 12, 2012, ANEEL opened Public Hearing nº 54/2012 to obtain information for the 2011 Periodic Tariff Review - RTP of the subsidiary CPFL Piratininga and proposed a total tariff repositioning of  -5.04%, with -3.40% relating to the economic repositioning and -1.04% relating to the financial components. By excluding from the tariff basis the financial components taken into consideration in the 2010 Annual Tariff Review, the effect perceived by consumers will be -8.18%. After analysis of the contributions from the agents, ANEEL will formulate the final proposal to be approved at the Board of Directors’ Meeting on October 2, 2012, the result of which will be used as a basis for calculation of the 2012 Annual Tariff Readjustment, scheduled to come into effect on October 23, 2012.

35.4– Request for extension of concession agreements

The subsidiaries CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Santa Cruz hold concession agreements with a term due to end on July 7, 2015. As determined in the respective concession agreements, any interest in extending the term of the concession must be expressed to the regulatory agency 36 months prior to the end of the term.

As such, on June 28, 2012, these subsidiaries filed for extension of their respective concession agreements, under the same conditions as the present agreements, maintaining their right to review this request in the event of any changes to the existing contractual conditions.  ANEEL has until 18 months prior to the end of the present agreements to respond to the request.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

35.5 – Fund raising – CPFL Renováveis

On July 13, 2012, through the SPCs Bio Alvorada, Bio Coopcana, Atlântica I, II, IV and V, the directly controlled subsidiary CPFL Renováveis raised a total of R$ 320,000 (R$ 319,572 net of issue costs) by issuing commercial promissory notes in accordance with CVM Instruction nº 476/09. The objective of the fund raising was to refinance debts.

These notes are secured on collateral pledged by the subsidiary CPFL Renováveis and share escrow of the SPCs themselves. The term for settlement of the principal and interest is 128 days, with final maturity on November 18, 2012 and the interest due will be 108.5% of the variation in the CDI.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2012:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	245,897,460	25.55
BB Carteira Livre I FIA	298,467,462	31.02
Energia São Paulo FIP	115,118,250	11.96
Bonaire Participações S.A.	6,308,790	0.66
BNDES Participações S.A.	81,053,460	8.42
Board of directors	200	0.00
Executive officers	50,400	0.01
Other shareholders	215,378,238	22.38
Total	962,274,260	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers,  Board of Directors, Fiscal Council and Free Float, as of June 30, 2012 and 2011:

	June 30, 2012		June 30, 2011
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	666,629,822	69.28	665,791,968	69.19
Administrator
Executive officers	50,400	0.01	45,220	0.00
Board of directors	200	0.00	212	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	295,593,838	30.72	296,436,860	30.81
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares	295,593,838	30.72	296,436,860	30.81

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Shareholders holding more than 5% of the shares of the same type and class, up to individual level, as of June 30, 2012:

1 - Entity: 1 CPFL ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,962	69.19%	69.19%	-	0.00%	0.00%	665,791,962	69.19%
1.1 VBC Energia S.A.	245,897,460	25.55%	25.55%		0.00%	0.00%	245,897,460	25.55%
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	298,467,462	31.02%	31.02%		0.00%	0.00%	298,467,462	31.02%
1.3 Bonaire Participações S.A.	6,308,790	0.66%	0.66%		0.00%	0.00%	6,308,790	0.66%
1.4 Energia São Paulo FIP	115,118,250	11.96%	11.96%		0.00%	0.00%	115,118,250	11.96%
Noncontrolling shareholders	296,482,298	30.81%	30.81%	-	0.00%	0.00%	296,482,298	30.81%
1.5 BNDES Participações S.A.	81,053,460	8.42%	8.42%		0.00%	0.00%	81,053,460	8.42%
1.6 Board of Directors	200	0.00%	0.00%		0.00%	0.00%	200	0.00%
1.7 Executive officers	50,400	0.01%	0.01%		0.00%	0.00%	50,400	0.01%
1.8 Other shareholders	215,378,238	22.38%	22.38%		0.00%	0.00%	215,378,238	22.38%
Total	962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%
2 - Entity: 1.1 VBC ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,354,225	100.00%	97.43%	141,060	100.00%	2.57%	5,495,285	100.00%
1.1.1 Átila Holdings S/A	2,405,393	44.93%	43.77%	70,530	50.00%	1.28%	2,475,923	45.06%
1.1.2 Camargo Corrêa Energia S.A.	1,504,095	28.09%	27.37%	47,018	33.33%	0.86%	1,551,113	28.22%
1.1.3 Camargo Corrêa S.A.	1,056,630	19.73%	19.23%	23,512	16.67%	0.43%	1,080,142	19.66%
1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	7.25%	7.06%	-	0.00%	0.00%	388,107	7.06%
Noncontrolling shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
1.1.4 Other shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
Total	5,354,230	100.00%	97.43%	141,060	100.00%	2.57%	5,495,290	100.00%
3 - Entity: 1.1.1 Átila Holdings S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	46.33%	46.33%		0.00%	0.00%	380,575,180	46.33%
1.1.1.2 Camargo Corrêa S.A	440,877,607	53.67%	53.67%		0.00%	0.00%	440,877,607	53.67%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
4 - Entity: 1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
1.1.2.2 Other shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
Total	2,357,982	100.00%	77.41%	688,227	100.00%	22.59%	3,046,209	100.00%
5 - Entity: 1.1.3 Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
1.1.3.1 Participações Morro Vermelho S.A.	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
Noncontrolling shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
1.1.3.2 Other shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
Total	48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
6 - Entity: 1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	99.99%
1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	99.99%
Noncontrolling shareholders	5	0.00%	38.46%	8	0.01%	0.00%	13	0.01%
1.1.1.1.2 Other shareholders	5	0.00%	38.46%	8	0.01%	0.00%	13	0.01%
Total	363,938	100.00%	80.57%	87,780	100.00%	19.43%	451,718	100.00%
7 - Entity: 1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.1.1.1.1.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	2,749,756,294	100.00%	100.00%	-	0.00%	0.00%	2,749,756,294	100.00%

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

8 - Entity: 1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
1.1.2.1.1 Camargo Corrêa S.A.	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
Noncontrolling shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
1.1.2.1.2 Other shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
Total	861,502,281	100.00%	100.00%	-	0.00%	0.00%	861,502,281	100.00%
09 - Entity: 1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,994	100.00%	33.33%	4,500,000	100.00%	66.67%	6,749,994	99.99%
1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.13%	0.09%	5,760	0.09%
Noncontrolling shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
1.1.3.1.8 Other shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
Total	2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
10 - Entity: 1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.1.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
11 - Entity: 1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.2.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.01%	750,000	100.00%
12 - Entity: 1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	-	0.00%	0.00%	749,850	99.98%
1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	100.00%	99.98%		0.00%	0.00%	749,850	99.98%
Noncontrolling shareholders	-	0.00%	0.00%	150	100.00%	0.02%	150	0.02%
1.1.3.1.3.2 Other shareholders		0.00%	0.00%	150	100.00%	0.02%	150	0.02%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.4.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
14 - Entity: 1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.5.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

15 - Entity: 1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	99.99%	99.99%	-	0.00%	0.00%	1,499,850	99.99%
1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	99.99%	99.99%		0.00%	0.00%	1,499,850	99.99%
Noncontrolling shareholders	150	0.01%	0.01%	-	0.00%	0.00%	150	0.01%
1.1.3.1.6.2 Other shareholders	150	0.01%	0.01%		0.00%	0.00%	150	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	33.34%	33.34%		0.00%	0.00%	1,980	33.34%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
17 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00%	100.00%		0.00%	0.00%	130,163,541	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%		0.00%
Total	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
18 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,872	100.00%	100.00%	-	0.00%	0.00%	66,728,872	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00%	100.00%		0.00%	0.00%	66,728,872	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.3.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
19 - Entity: 1.3.1 Energia São Paulo Fundo de Investimento em Participações	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	44.39%	44.39%		0.00%	0.00%	353,528,507	44.39%
1.3.1.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	22.78%	22.78%		0.00%	0.00%	181,405,069	22.78%
1.3.1.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.61%	0.61%		0.00%	0.00%	4,823,881	0.61%
1.3.1.4 Fundação Sistel de Seguridade Social	256,722,311	32.23%	32.23%		0.00%	0.00%	256,722,311	32.23%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	796,479,768	100%	100%	-	-	-	796,479,768	100%
20 - Entity: 1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.3.1.1.1 Fundação CESP	353,528,507	100.00%			0.00%	0.00%	353,528,507	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	353,528,507	100%	100%		0%	0%	353,528,507	100%
21 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.4.1 Banco Nacional de Desenv. Econômico e Social (1)	1	100.00%	100.00%		0.00%	0.00%	1	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government
Number of shares is expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

Quartely Social Report 2012 /2011 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st semester of 2012 Value (R$ 000)			1st semester of 2011 Value (R$ 000)
Net Revenues (NR)	6,954,437			6,067,641
Operating Result (OR)	1,042,162			1,177,891
Gross Payroll (GP)	295,188			309,409
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	23,474	7.95%	0.34%	23,018	7.44%	0.38%
Mandatory payroll taxes	83,095	28.15%	1.19%	67,178	21.71%	1.11%
Private pension plan	15,837	5.37%	0.23%	14,668	4.74%	0.24%
Health	14,947	5.06%	0.21%	12,842	4.15%	0.21%
Occupational safety and health	944	0.32%	0.01%	0	0.00%	0.00%
Education	1,120	0.38%	0.02%	901	0.29%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	4,719	1.60%	0.07%	4,065	1.31%	0.07%
Day-care / allowance	457	0.15%	0.01%	429	0.14%	0.01%
Profit / income sharing	22,565	7.64%	0.32%	20,029	6.47%	0.33%
Others	3,066	1.04%	0.04%	2,490	0.80%	0.04%
Total - internal social indicators	170,224	57.67%	2.45%	145,620	47.06%	2.40%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	182	0.02%	0.00%	120	0.01%	0.00%
Culture	6,488	0.62%	0.09%	5,616	0.48%	0.09%
Health and sanitation	14	0.00%	0.00%	0	0.00%	0.00%
Sport	184	0.02%	0.00%	150	0.01%	0.00%
War on hunger and malnutrition	11	0.00%	0.00%	0	0.00%	0.00%
Others	1,075	0.10%	0.02%	564	0.05%	0.01%
Total contributions to society	7,954	0.76%	0.11%	6,450	0.55%	0.11%
Taxes (excluding payroll taxes)	3,126,315	299.98%	44.95%	2,988,386	253.71%	49.25%
Total - external social indicators	3,134,269	300.75%	45.07%	2,994,836	254.25%	49.36%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	19,429	1.86%	0.28%	19,134	1.62%	0.32%
Investments in external programs and/or projects	27,529	2.64%	0.40%	19,577	1.66%	0.32%
Total environmental investments	46,958	4.51%	0.68%	38,711	3.29%	0.64%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st semester of 2012 Value (R$ 000)			1st semester of 2011 Value (R$ 000)
Nº of employees at the end of period		8,552			8,003
Nº of employees hired during the period		1,278			790
Nº of outsourced employees		ND			ND
Nº of interns		240			289
Nº of employees above 45 years age		1,958			2,034
Nº of women working at the company		2,107			1,908
% of management position occupied by women		12.21%			10.99%
Nº of Afro-Brazilian employees working at the company		1,092			972
% of management position occupied by Afro-Brazilian employees		2.38%			2.91%
Nº of employees with disabilities		268			288
6 - Relevant information regarding the exercise of corporate citizenship	1st semester of 2012 Value (R$ 000)			1st semester of 2011 Value (R$ 000)
Ratio of the highest to the lowest compensation at company	26.12			74.24
Total number of work-related accidents	19			13
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	511,878	908	2,898	577,665	893	1,068
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	5.2%	100%	100%	9.3%
Total value-added to distribute (R$ 000):	1st semester 2012	4,887,064		1st semester 2011	4,691,971
Value-Added Distribution (VAD):	65.2% government 6.3% employees 0% shareholders 15.1% third parties 13.4% retained			64.8% government 6.4% employees 0% shareholders 12.6% third parties 16.2% retained
7 - Other information
Consolidated information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors
(**) Indicator adjusted due to standardization of criteria used for in the process of this information of the distribution subsidiaries.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2012 - CPFL Energia S. A

REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

CPFL Energia S.A.

Individual and Consolidated Interim Financial
Information for the Quarter Ended June 30,
2012 and Report on Review of Interim
Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Av. Dr. José Bonifácio Coutinho Nogueira, 150 - 5º andar Campinas - SP - 13091-611 Brasil

Tel: + 55 (19) 3707-3000 Fax:+ 55 (19) 3707-3001 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form (“ITR”), for the quarter ended June 30, 2012, which comprises the balance sheet as of June 30, 2012, and related statements of income and comprehensive income for the quarter and six-month period then ended, and changes in shareholders' equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 - Demonstração Intermediária (Interim Financial Reporting) and the consolidated interim financial information in accordance with technical pronouncement CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of the Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 applicable to the preparation of Interim Financial Information

“Deloitte” refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its Member Firms.

© Deloitte Touche Tohmatsu. All rights reserved.

(“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Emphasis of matter

As set forth in note 2.1, the individual interim financial information was prepared in accordance with the accounting practices adopted in Brazil and presented in accordance with technical pronouncement CPC 21 applicable to the preparation of Interim Financial Information (“ITR”). In the case of CPFL Energia, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value. Our review report was not qualified due to this matter.

Other matters

Statements of Value Added

We have also reviewed the individual and consolidated interim Statements of Value Added (“DVA”) for the six-month period ended June 30, 2012, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”), and is considered as supplemental information for IFRS that does not require the presentation of DVA. These statements were subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in connection with the individual and consolidated interim financial statements taken as a whole.

Review of individual and consolidated interim financial information for the quarter and six-month period ended June 30, 2011, and audit of individual and consolidated financial statements for the year ended December 31, 2011

Information and amounts related to the quarter and six-month period ended June 30, 2011, presented for comparative purposes, were reviewed by other independent auditors, who issued their report on August 1, 2011. Information and amounts related to the year ended December 31, 2011, presented for comparative purposes, were audited by other independent auditors, who issued their report on February 24, 2012. Both reports contained emphases of matters paragraph similar to the emphasis paragraph referred to above.

Deloitte Touche Tohmatsu

Other

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

Campinas, July 27, 2012

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The pages related to the Interim Financial Information (“ITR”) reviewed by us are marked for identification purpose only.

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 3, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.